

06012114

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Volkswagen AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 04 2006

THOMSON FINANCIAL

FILE NO. 82- 2188

FISCAL YEAR 12-31-97

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 4/3/06

AR/S
12-31-97



Annual Report 1997





Key Figures

		Volkswagen Group			VOLKSWAGEN AG		
		1997	1996	%)	1997	1996	(%)
Vehicle Sales *	units	4,250,414	3,994,312	+ 6.4	1,736,683	1,692,318	+ 2.6
Production *	units	4,290,875	3,976,896	+ 7.9	1,187,869	1,244,014	– 4.5
Workforce 31.12. *		279,892	260,811	+ 7.3	98,762	95,176	+ 3.8
Sales	million DM	113,245	100,123	+ 13.1	54,285	49,891	+ 8.8
Net Earnings	million DM	1,361	678	x	966	630	+ 53.3
Dividend of VOLKSWAGEN AG	million DM				483	315	+ 53.2
of which on Ordinary Shares	million DM				369	250	+ 47.7
of which on Preferred Shares	million DM				114	65	+ 73.9
Capital Investments	million DM	9,843	8,742	+ 12.6	7,840	3,725	x
Additions to Leasing and Rental Assets	million DM	7,734	7,639	+ 1.3	–	–	–
Cash Flow							
excl. Leasing and Rental Assets	million DM	7,199	7,047	+ 2.2	3,857	2,457	+ 57.0
incl. Leasing and Rental Assets	million DM	12,181	11,088	+ 9.9	–	–	–
Depreciation and Write-Down	million DM	6,094	4,933	+ 23.5	2,900	1,993	+ 45.5
Depreciation on Leasing and Rental Assets	million DM	4,982	4,075	+ 22.3	–	–	–

* The volume data for the Volkswagen Group include the not fully consolidated vehicle-producing holdings AUTOEUROPA, Shanghai-Volkswagen, FAW-Volkswagen and Chinchun Motor. As from 1997, VOLKSWAGEN AG production does not include the production of "Volkswagen Sachsen" companies; the previous year's figure has been adjusted.

Production figures

Volkswagen Passenger Cars	1997	1996
Golf	519,754	701,475
Polo	455,112	459,811
Passat	335,304	205,625
Sharan	58,581	55,676
Arosa	42,741	–
Vento	38,226	57,609
Alhambra	16,503	10,513
Jetta	–	192
Taro, Hilux	524	7,440
	1,466,745	1,498,341

Volkswagen Commercial Vehicles**	1997	1996
Caravelle, Kombi	71,828	72,777
Felicia	25,581	–
Cordoba	5,620	–
Polo	4,863	–
LT Kombi	3,429	929
Octavia	933	–
Audi A6	204	–
Passat	98	–
Transporter	83,608	68,677
LT	26,690	10,370
Škoda Pickup	2,776	–
	225,630	152,753

Audi	1997	1996
A4	283,250	313,927
A3	128,183	51,813
A6	122,083	106,326
A8	15,507	11,098
Cabriolet, Coupé	8,754	8,337
	557,777	491,501

Seat	1997	1996
Ibiza	168,492	153,000
Cordoba	91,326	77,436
Polo, -Classic, -Variant	81,292	44,102
Toledo	42,596	53,404
Marbella	18,139	21,930
Inca Kombi	11,070	9,328
Caddy Kombi	7,035	6,651
Caddy delivery van	32,925	32,526
Inca delivery van	14,414	16,836
	467,289	415,213

Škoda	1997	1996
Felicia	260,826	238,958
Octavia	60,590	1,168
Pickup	32,600	20,744
Caddy Pickup	3,154	2,323
	357,170	263,193

North America Region	1997	1996
Jetta (Vento)	143,159	107,041
Golf	79,620	88,429
Beetle	35,678	33,099
New Beetle	415	–
Derby	3	2,509
	258,875	231,078

South America/ Africa Region	1997	1996
Gol	417,668	397,071
Parati	58,853	34,681
Polo Classic	57,099	9,942
Passat/Santana	45,132	54,841
Caravelle, Kombi	43,157	50,562
Golf	26,670	36,558
Jetta (Vento)	5,418	11,567
Audi A4	4,080	6,313
Audi A6	890	–
Logus, Pointer	–	28,348
Beetle	–	6,623
Voyage Saveiro	38,205	35,280
Transporter	11,443	10,492
VW trucks	6,672	10,426
Omnibus	2,137	1,069
Golf Pickup	1,168	2,112
	718,592	695,885

Asia-Pacific Region	1997	1996
Santana	230,443	200,222
Jetta	43,950	26,381
Caravelle, Kombi	8,292	9,222
Audi 100	2,574	521
	285,259	236,346

** As from 1997 including Volkswagen Poznan Sp. z o.o., Poznan, Poland.

This version of the Annual Report is a translation from the German original. The German text is authoritative.

The Annual Report consists of the financial statements of the Volkswagen Group, the summary management report of the Volkswagen Group and of VOLKSWAGEN AG,

Annual Report 1997


DL 340

Table of Contents



Dr. Ferdinand Piëch

Dear Stockholder,

The year as a whole saw positive developments in the world economy. The upward trend in the USA was sustained and the recovery in Western Europe continued. This also had an effect on stock markets: national and international markets achieved record levels. However, the second half of the year saw a marked downturn as a result of the financial crisis in Asia and the deterioration in economic conditions in Brazil.

The Volkswagen Group further improved its position on world markets in 1997. With 4,250,414 vehicles delivered to customers worldwide, and sales proceeds of 113.2 billion DM, we set new records. The strong demand and consequent expansion of production capacities led to the creation of some 19,000 new jobs within the Group; as at the end of 1997 the Group employed 279,892 people. The net earnings of 1,361 million DM achieved by the Group as a whole and of 966 million DM achieved by VOLKSWAGEN AG enable us to propose to the Annual Meeting of Stockholders the payment of a dividend of 12 DM per ordinary share and 13 DM on each preferred share.

On September 5th, 1997 VOLKSWAGEN AG announced an increase in capital. The timing of the capital increase was based on the preliminary results of our investment plans for the period 1998 to 2002, which we had begun in the late Summer. The results indicated a substantial increase in investment demand for new products and the associated manufacturing facilities. In order to provide a sound financial base for the attainment of our investment targets even under difficult economic conditions, we decided to undertake a capital increase to finance our future activities. As a result of the turbulence on the international securities markets, on October 28th, 1997 we decided to postpone the already initiated capital increase. In view of the stabilization of share prices on the European stock markets, on March 9th, 1998 we resolved to continue with the capital increase.

Based on developments on the world market up to the end of 1997, Volkswagen no longer excludes the possibility of entering into a takeover and/or participation within its core business.

At the Annual Meeting of Stockholders on June 19th, 1997 the Board of Management was authorized to introduce a stock option plan. An action for rescission was entered against the resolution. In its judgement on March 11th, 1998 the State Court in Braunschweig pronounced the stock option plan null and void. The Court adjudged that the rights of the stockholders to information had not been adequately observed, and that the exclusion of stockholders' subscription rights was unjustified in view of the general motivational effect alone. It is the view of Volkswagen that the Annual Meeting of Stockholders was provided with full and detailed information, and the company will be appealing against the judgement.

The past year was very important to the Volkswagen Group in terms of future development. Our workforce handled numerous new model start-ups. New models on the market were the Passat Variant and Polo Variant, the Audi A6, the Seat Arosa and the Cordoba Vario. We are especially proud of the new Golf. The fourth-generation Golf sets quality standards never before seen in its class. With its outstanding crash protection, offering levels of safety well above legal requirements, the new Golf passes all European crash tests.

The start of production of the new Golf signifies more than a model change. It fits perfectly in our planned reorientation of the Volkswagen marque, which we began one year ago with the Passat. A key feature of the reorientation of our company is the platform strategy which, in addition to shorter development lead times, also permits more rationalized, and so more cost-effective, manufacturing.

Our attractive model range is and will remain the key to the future success of the company. In the coming years the Volkswagen Group will continue pursuing its aggressive, customer-oriented model policy in all market segments and niches, as well as energetically advancing its brand strategy. Our aim is to satisfy our highly discerning customers with high-quality products, and to attain greater brand loyalty. In the new model launches which we are planning for the coming years, as well as high quality we will place great emphasis on offering our customers shorter waiting times and improved delivery reliability.

Western Europe, North America and Japan are showing signs of reaching their growth limits in the medium term. For that reason we are maintaining our globalization strategy in order to increase our operations in Eastern Europe, Latin America and the Asia-Pacific region, as well as to open up new markets.

To safeguard the future of our company with new ideas, we are building firmly on the creativity and experience of our employees. The concept of ideas management is based on the company suggestion scheme and the tried and proven CIP² (Continuous Improvement Process) workshops. A new element in ideas management is the direct involvement of managers in taking up, immediately reviewing and implementing the ideas put forward by their staff. In this area innovative human resources policies support and promote our competitive edge. The best example of this is the concept of the "Breathing Company", in which production is based on orders received. This is made possible only by the flexibility and commitment of all concerned.

We have again made progress in terms of quality of results. In the past year the Group achieved a pre-tax return on sales of 3.4 %. This means we are half-way to our medium-term target of at least 6.5 %. In order to safeguard the long-term competitiveness and value of the company, we are concentrating on further improving our cost structures, optimizing processes and how they are controlled, and increasing productivity. The transformation process goes on.

The success of our corporate policy was also reflected in the rise in the prices of our ordinary and preferred shares. The prices of the two categories of share rose by 57.6 % and 57.0 % respectively between the end of 1996 and December 30th, 1997. We hope that you, the stockholders of VOLKSWAGEN AG, will continue to place your trust in the company as you have in the past.

Yours sincerely,



Ferdinand Piëch



Dr. Klaus Liesen

The Supervisory Board regularly and comprehensively reviewed the position of the company, the course of business and corporate policy in 1997. At four scheduled Supervisory Board meetings verbal and written reports from the Board of Management were received and reviewed; in addition, on June 19th the constituent meeting of the newly elected Supervisory Board was held. The Board of Management also provided the Supervisory Board with monthly detailed reports on significant developments throughout the Group. These reports included the latest key volume and financial data of the various marques and regions of the Volkswagen Group, set against budget and against the previous year, as well as a forecast through to the year-end. Written and verbal questions from the Supervisory Board were answered directly by the Board of Management. The Supervisory Board consulted in detail on all decisions and undertakings of the Board of Management which were of significance for the future of the Group.

The Presidium of the Supervisory Board, comprising four of its members, was convened prior to each meeting. The Balance Sheet and Personnel Committee and the Finance and Investment Committee each met once in the course of the past year. They each comprise five representatives of the stockholders and five employee representatives. The four-person Mediation Committee was not required to convene. Memberships of the respective committees are indicated in the list of Supervisory Board members.

Major topics at the meetings of the Supervisory Board were the stock option plan and the capital increase by VOLKSWAGEN AG. The plans for the years 1998 to 2002 were presented, discussed in detail and approved at the Autumn meeting. The investment programme for VOLKSWAGEN AG was approved.

Further topics of importance dealt with at Supervisory Board meetings in the past year were:

- The matter of alleged possible irregularities in purchasing transactions between ABB and Volkswagen, which resulted in no further action being judged necessary.
- The settlement of the dispute with the European Commission regarding aid to "Volkswagen Sachsen".
- The situation in Brazil and progress at the Curitiba plant.
- Optimization of the Volkswagen and Audi dealership networks.
- Delays in deliveries of Volkswagen models resulting from start-up difficulties.
- The out-of-court settlement with the "Deutsche Schutzvereinigung für Wertpapierbesitz" (German Stockholders' Association) regarding the drafting of dependence reports in relation to legal transactions with the State of Lower Saxony for the years 1993 to 1995.

The dependence reports were reviewed by the auditors, who subsequently issued the following unreserved attestation:

"Pursuant to the review and appraisal which we have carried out with the due diligence, we hereby confirm that

1. the actual contents of the report are correct;
2. the consideration paid to the company in connection with the legal transactions set out in the report was not inappropriately high."

The reports were submitted to the Supervisory Board for review at the beginning of 1998. On conclusion of its review, the Supervisory Board has no objections to raise against the declaration made by the Board of Management at the end of the reports. The Supervisory Board duly notes the results of the auditors' review and concurs with them.

At its Spring 1998 meeting the Supervisory Board consulted, among other matters, on the fine imposed upon VOLKSWAGEN AG by the European Commission in respect of the alleged obstruction of vehicle sales from Italian dealers to German and Austrian customers. A further matter dealt with was the conversion of nominal-amount shares into individual share certificates with one tenth of the former value. The main items on the agenda were the financial statements of the Group and of VOLKSWAGEN AG for 1997, as well as the accompanying Management Report of the Group and of VOLKSWAGEN AG, which, together with the accounts, had previously been examined by the auditors and approved without qualification. The Supervisory Board accepted the results of the audit. C&L Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, had been appointed auditors for the fiscal year 1997 at the Annual Meeting of Stockholders held on June 19th, 1997.

The Supervisory Board's examination of the financial statements, the Management Report and the proposal regarding appropriation of net earnings available for distribution gave rise to no objections. The Supervisory Board approved and thereby adopted the financial statements, and approved the proposal put forward by the Board of Management regarding appropriation of net earnings available for distribution. The auditors were present at the relevant meeting of the Supervisory Board at which this item was reviewed, as well as at the preceding meeting of the Balance Sheet and Personnel Committee, and reported on the principal results of their audit.

Dr. Carl H. Hahn, Dr. Walther Leisler Kiep and Dr. Otto Graf Lambsdorff resigned from the Supervisory Board with effect from the Annual Meeting of Stockholders on June 19th, 1997. The Supervisory Board wishes to express to them its special thanks for their many years of outstanding service and untiring commitment to the company. Dr. Gerhard Cromme, Dr. Hans Michael Gaul and Mr. Roland Oetker were appointed to succeed them.

On July 5th, 1997, Dr. Josef Rust passed away at the age of 90. Dr. Rust was a member of the Advisory Board of Volkswagenwerk GmbH from 1951, and between 1966 and 1974 was Chairman of the Supervisory Board of VOLKSWAGEN AG. Throughout his many years of membership of our Supervisory Board he had a decisive influence on the development of the Volkswagen Group. In Dr. Rust we have lost one of the great entrepreneurial personalities of the early years.

The former member of the Board of Management of VOLKSWAGEN AG responsible for Finance and Commercial Affairs, Dr. Rolf Selowsky, passed away on July 26th, 1997 at the age of 67. He brought a high level of experience and knowledge to our Company, and carried out the tasks assigned to him at Volkswagen with great commitment. The Supervisory Board will honour his memory.

The Supervisory Board would like to thank the members of the Board of Management, the Works Councils and all the employees of VOLKSWAGEN AG and its affiliated companies for their efforts and achievements.

Wolfsburg, March 20th, 1998



Dr. Klaus Liesen
Chairman of the Supervisory Board

Supervisory Board

Dr. jur. Klaus Liesen (66)[1,2,3]
Essen
Chairman
Chairman of the
Board of Management of Ruhrgas AG
July 2, 1987*

Klaus Zwickel (58)[1,2]
Frankfurt
Deputy Chairman
Chairman of the
Metalworkers Union
October 21, 1993

Josef Bauer (58)[3]
Ingolstadt
Member of the Works
Committee of AUDI AG
July 2, 1987

Dr. jur. Gerhard Cromme (55)[3]
Essen
Chairman of the Board of
Management of Fried. Krupp AG
Hoesch-Krupp
June 19, 1997

Dr. jur. Hans Michael Gaul (56)[2]
Düsseldorf
Member of the
Board of Management of VEBA AG
June 19, 1997

Gerhard Glogowski (55)[3]
Hanover
Minister of the Interior and Deputy
Minister President of the State of
Lower Saxony
November 13, 1996

Wilhelm Hemer (54)[3]
Frankfurt
Trade Union Secretary
to the Executive Committee of the
Metalworkers Union
May 3, 1989

Gerhard Kakalick (51)[2]
Kassel
Chairman of the Works Council
of VOLKSWAGEN AG Kassel Plant
June 3, 1993

Wolfgang Klever (57)[2]
Brunswick
Chairman of the
Works Council of VOLKSWAGEN AG
Brunswick Plant
October 1, 1995

Dr. rer. pol.
Jürgen Krumnow (53)[2]
Frankfurt
Member of the Board of Management
of Deutsche Bank AG
June 1, 1994

Roland Oetker (48)[3]
Düsseldorf
Managing Partner of ROI Verwaltungs-
gesellschaft mbH
June 19, 1997

Dr. jur. Heinrich v. Pierer (57)[2]
Munich
Chairman of the Board of Management
of Siemens AG
June 27, 1996

Dr.-Ing. E. h.
Günther Saßmannshausen (67)[2]
Hanover
Member of the Supervisory Board of
Preussag AG
July 2, 1987

Siegfried Schinowski (57)[2]
Hanover
Chairman of the
Works Council of VOLKSWAGEN AG
Hanover Plant
July 2, 1992

Gerhard Schröder (53)[1,2]
Hanover
Minister President of the State of
Lower Saxony
July 17, 1990

Dr. rer. pol. Albert Schunk (56)[3]
Frankfurt
Head of the International Department
on the Executive Committee of the
Metalworkers Union
July 5, 1977

Bernd Sudholt (51)[3]
Wolfsburg
Deputy Chairman of the
Group and Joint Works Councils
of VOLKSWAGEN AG
July 2, 1992

Klaus Volkert (55)[1][2]
Wolfsburg
Chairman of the Group and Joint
Works Councils of VOLKSWAGEN AG
July 2, 1990

Dr. rer. pol. Bernd W. Voss (58)[3]
Frankfurt
Member of the Board of Management
of Dresdner Bank AG
July 22, 1993

Dr. rer. pol. Ekkehardt Wesner (58)[3]
Wolfsburg
Senior Executive of VOLKSWAGEN AG
June 18, 1996

Changes on the Supervisory Board:

Dr. rer. pol. Carl H. Hahn (71)[3]
Wolfsburg
Former Chairman of the Board
of Management of VOLKSWAGEN AG
January 1, 1993 to June 19, 1997

Dr. h. c. Walther Leisler Kiep (72)
Frankfurt
General partner,
Gradmann & Holler
From March 3, 1976 to July 1, 1982 and
January 26, 1983 to June 19, 1997

Dr. jur.
Otto Graf Lambsdorff (71)[3]
Düsseldorf
President, Deutsche Schutz-
vereinigung für Wertpapierbesitz e.V.
(German stockholders' association)
July 2, 1987 to June 19, 1997

Board of Management of VOLKSWAGEN AG

Dr. techn. h. c. Dipl.-Ing. ETH
Ferdinand Piëch (60)
Chairman
January 1, 1993
Research and Development
December 1, 1995
Production Optimization
and Procurement
November 30, 1996
Member of the Board of Management
April 10, 1992

Bruno Adelt (58)
Controlling
and Accounting
January 1, 1995

Dr. Robert Büchelhofer (55)
Sales and Marketing
April 1, 1995

Dr. rer. pol. h. c.
Peter Hartz (56)
Human Resources
October 1, 1993

Dr. jur. Jens Neumann (52)
Group Strategy, Treasury, Legal Matters
and Organization
January 1, 1993

Changes on the Board of Management:

Dr. jur. Martin Posth (54)
Asia-Pacific
January 13, 1993 to April 5, 1997
Human Resources
August 1, 1988 to January 13, 1993

[1] Member of the Presidium and the Mediation Committee in accordance with § 27 subsection 3 of the Co-Determination Act.
[2] Member of the Finance and Investment Committee.
[3] Member of the Balance Sheet and Personnel Committee.

* This indicates since when the person in question has been a member of the body concerned, or the period for which the person was a member.

Marque Management Bodies

Volkswagen

Dr. techn. h. c. Dipl.-Ing. ETH
Ferdinand Piëch (60)
Chairman of the
Volkswagen Management Body
August 1, 1993*

Dr. Robert Büchelhofer (55)
Sales
April 1, 1995

Francisco Javier Garcia Sanz (40)
Procurement
November 30, 1996

Dr. rer. pol. h. c.
Peter Hartz (56)
Human Resources
October 1, 1993

Dr. phil. Klaus Kocks (45)
Communications
July 1, 1996

Dr. jur. Jens Neumann (52)
Organization and Systems
September 3, 1993

Lothar Sander (47)
Controlling and Accounting
January 1, 1995

Folker Weißgerber (56)
Production, Logistics
March 16, 1993
Deputy, Production and Logistics
December 1, 1991 to March 16, 1993

Dr. rer. nat. Martin Winterkorn (50)
Technical Development
January 1, 1996

Volkswagen Commercial Vehicles

Bernd Wiedemann (55)
Chairman of the Management
Body of Volkswagen
Commercial Vehicles
August 1, 1995

Seat

Pierre-Alain De Smedt (53)
Chairman of the Board of Management
of SEAT, S.A.
July 1, 1997
Procurement
January 1, 1997
Deputy Chairman of the Board
of Management of SEAT, S.A.
January 1, 1997 to June 30, 1997

Josef Anton Habla (49)
Production
June 1, 1997

Erich Krohn (48)
Finance
April 1, 1997
Member without Portfolio
January 1, 1997 to March 31, 1997

Rodrigo Sergio Navarro Segura (35)
Human Resources
January 1, 1997

Detlev Schmidt (53)
Sales
January 1, 1994

Changes on the Seat Management Body:

Dr. techn. h. c. Dipl.-Ing. ETH
Ferdinand Piëch (60)
Chairman of the
Board of Management of SEAT, S.A.
January 1, 1997 to June 30, 1997

Dr. rer. pol. Utz Claassen (34)
Finance
May 12, 1994 to March 31, 1997

Dr. rer. nat.
Barthel Schröder (48)
Technology and Engineering
May 12, 1994 to May 31, 1997

Škoda

Vratislav Kulhánek (54)
Chairman of the Board of Management
of ŠKODA, AUTO a.s.
April 16, 1997

Detlef Wittig (55)
Deputy Chairman, Commercial Affairs
April 16, 1997
Sales and Marketing
July 1, 1995

Wilfried Bockelmann (56)
Technical Development
April 16, 1997
Production and Logistics
August 1, 1997 to December 31, 1997

Karl-Günter Büsching (56)
Production and Logistics
January 1, 1998

Dr. jur. Pavel Nováček (49)
Human Resources
April 16, 1991

Changes on the Škoda Management Body:

Volkhard Köhler (54)
Deputy Chairman
Commercial Affairs
April 16, 1991 to April 15, 1997

Rolf Zimmermann (51)
Technology and Engineering
February 1, 1996 to April 15, 1997
Production and Logistics
April 16, 1997 to July 31, 1997

*This indicates since when the person in question has been a member of the body concerned, or the period for which the person was a member.

Audi

Dr.-Ing. Franz-Josef Paefgen (51)
Chairman of the
Board of Management of AUDI AG
March 18, 1998
Spokesman of the
Board of Management of AUDI AG
July 1, 1997 to March 18, 1998
Marketing and Sales
March 1, 1997 to June 30, 1997
Technical Development
March 22, 1995 to June 30, 1997
Deputy Chairman of the
Board of Management of AUDI AG
January 1, 1997 to June 30, 1997

Peter Abele (56)
Finance and Organization
June 1, 1997

Dr. jur. Georg Flandorfer (51)
Marketing and Sales
July 1, 1997

Jürgen Gebhardt (53)
Production
February 1, 1993

Dr. Ing. Werner Mischke (49)
Technical Development
July 1, 1997

Dr. h. c. Andreas Schleef (54)
Human Resources
March 27, 1985

Erich Schmitt (51)
Purchasing
June 1, 1997
Purchasing, Finance and Organization
November 25, 1992 to May 31, 1997

Changes on the Audi Management Body:

Dr. techn. Herbert Demel (44)
Chairman of the
Board of Management of AUDI AG
March 22, 1995 to June 30, 1997
Spokesman of the
Board of Management of AUDI AG
February 4, 1994 to March 21, 1995
Marketing and Sales
February 4, 1994 to March 31, 1995
Technical Development
March 1, 1993 to March 21, 1995

Graham John Morris (48)
Marketing and Sales
April 1, 1995 to February 28, 1997

The major world passenger car markets (million units)


15
12
9
6
3
1993
1994
1995
1996
1997
Western Europe
USA
Japan

New car registrations worldwide rose by 2.3 % to 36.6 million units.

Recovery of world economy sustained

The upturn in the world economy continued in 1997. The growth rate in the industrial nations was 2.6 (2.5) %. In the USA, gross domestic product rose more than expected by 3.8 (2.8) %. In contrast, after a positive first quarter the economy of Japan took a sharp downturn, partly due to the increase in sales tax and to the ongoing crisis in the financial sector; economic output in Japan therefore grew by just 0.8 (3.9) % overall. The dynamic progress seen in South East Asia in recent times was dampened in the second half of the year by sustained exchange rate turbulence. The People's Republic of China, with a growth rate of 8.8 %, has to date been able to avoid those negative effects almost entirely. While economic growth in Mexico and Argentina accelerated, rising by 7.3 % and 8.0 % respectively, growth in Brazil was just 3.2 %. Measures implemented by the Brazilian Government to counter imbalances in foreign trade led to a significant quelling of demand in the last two months of 1997.

The upturn in Western Europe was maintained, due to dynamic export growth and low interest rates; the average economic growth was 2.5 (1.7) %. The still difficult employment conditions meant that there was no sustained revival of consumer demand. In the reforming countries of Central Europe, the Czech Republic was able to achieve only a small level of growth, while the economies of Poland and Slovakia expanded strongly.

The growth in gross domestic product in Germany rose from 1.4 % in the previous year to 2.2 % in 1997, borne in particular by export business, which was favoured by the fall in value of the Deutschmark. Growth in the new federal states in the East was below expectations, however. Unemployment reached a post-war record of 4.4 million on a yearly average.

Revival of international automobile business

As in the previous year, new car registrations worldwide rose again in 1997, by a total of 2.3 % to 36.6 million units. With the further expansion of international production capacities, however, competition has become more intense. Whereas the automobile markets in North America and Japan fell, the markets in South America and Central and Eastern Europe enjoyed more lively demand. The exchange rate turbulence in East and South East Asia and the ongoing economic problems in Japan led to a weakening of growth in the Asia-Pacific region.

The automobile business in Western Europe grew by 4.8 %, as against 6.2 % in the previous year. Outside Germany, the Western European market grew by 6.3 %, with 9.9 million units sold. The government incentive schemes to encourage the scrapping of old vehicles in Italy and Spain provided a particular stimulus for new registrations, which increased overall by 40.0 % and 11.1 % respectively. In France the lack of incentive to purchase new cars as a result of the expiry of the government scheme in the Autumn of 1996 led to a marked drop in demand of 19.7 % in 1997.

New registrations in Germany of 3,792,100 units were a slight 1.2 % above the previous year's level. Of the total, 3,528,200 were passenger cars (+ 0.9 %) and 189,000 vans and light trucks up to 6 tonnes (+ 7.5 %). The low increase in incomes combined with bottlenecks in supply resulting from new model start-ups resulted in only modest market growth. Growth impulses for German manufacturers came primarily from export sales to Western Europe, Central and Eastern Europe and North America. Motor vehicle production increased by 3.7 % over the previous year, reaching 5,022,831 units; exports even increased by 8.9 %, to 3,398,639 units.

Vehicle deliveries on the road to success worldwide

In the past year the Volkswagen Group delivered 4,257,365 vehicles to customers. This represented an increase of 7.3 % over the previous year. All product lines contributed to this positive development: 2,971,823 units were delivered by Volkswagen (+ 3.6 %), 546,436 by Audi (+ 11.1 %), 402,772 by Seat (+ 17.0 %) and 336,334 by Škoda (+ 28.8 %). The proportion of sales outside Germany increased to 76.4 %, from a level of 75.6 % in the previous year.

Market leader in Western Europe and in Germany

With a 17.2 (17.2) % share, the Volkswagen Group was again the clear leader on the passenger car market in Western Europe. Total deliveries rose by 5.6 % to 2,488,315 units. Volkswagen sales fell by 0.2 % to 1,536,609 units, as a result of the initially limited supplies of the Golf and Passat; it achieved a market share of 10.4 (11.1) % of new car registrations. Audi increased deliveries by 10.8 % to 462,070 units, attaining a market share of 3.4 (3.2) %. Seat increased sales by 16.9 % to 364,248 units; its market share was 2.5 (2.2) %. Škoda delivered 125,388 vehicles to customers (+ 41.6 %), representing a 0.9 (0.6) % share of the passenger car market.

In Germany deliveries rose by 3.8 % to 1,006,675 units. With a 27.5 (27.3) % share of the passenger car market, the Volkswagen Group strengthened its position as the market leader. Market leadership in the new federal states in the East was extended slightly, from 25.5 % to 26.6 %.

13.0 % up in the North America region

The USA has been on an upward economic trend since 1992. Unemployment and inflation remained low in the year under review. The passenger car market fell slightly, however (– 2.8 %). This was principally due to buyers moving up into the light truck segment. Audi increased sales by 24.8 % to 34,160 units, mainly due to the success of the A4. Although faced with a difficult competitive environment, Volkswagen was able to sell 137,885 units, 1.5 % more than in the previous year. The Volkswagen Group had a 5.2 (5.1) % share of new registrations of imported makes.

With a 17.2 % share, the Volkswagen Group was again the clear leader on the passenger car market in Western Europe.

Audi, in particular, sold strongly on the US market.

Vehicles delivered to customers	1997	1996	%
Western Europe	**2,488,315**	**2,356,453**	**+ 5.6**
of which:			
Germany	1,006,675	969,361	+ 3.8
Italy	249,877	232,762	+ 7.4
Spain	232,706	202,713	+ 14.8
France	210,572	228,051	– 7.7
Great Britain	207,595	183,427	+ 13.2

Shares of sales (before consolidation) by marque and region (in %)


VW Passenger Cars
VW Commercial Vehicles
Audi
Seat
Škoda
North America Region
South America/Africa Region
Asia-Pacific Region
Financial Services/Financing

Positive economic growth in Canada led to a strong rise in the passenger car market (+ 11.8 %). The Group sold 27,387 units, 1.2 % more than in the previous year. As a result, the company's share of the passenger car market was 3.6 (4.0) %.

Economic growth in Mexico was boosted by exports. Domestic demand also increased substantially. This is reflected in the 53.3 % increase in passenger car sales volumes. The Volkswagen Group increased deliveries by 43.2 % to 73,823 units, although its share of the passenger car market fell to 23.4 (25.1) %.

Sales rose by 13.0 % to 273,255 vehicles in the North America region as a whole. A total of 236,324 were sold by Volkswagen (+ 11.1 %) and 36,931 by Audi (+ 26.8 %).

Stagnation in the South America/Africa region

With a 32.6 % share, the Volkswagen Group remained the market leader on the Brazilian passenger car market.

In November the Brazilian Government decided on a package of measures to stabilize the economy. The associated increases in interest rates and the growing uncertainty of consumers as a result of the crisis in Asia brought about a collapse in new registrations of some 20 % in the last two months of the year under review. Over the year, the passenger car market still increased in volume by 11.7 % to 1,567,000 units. With a 32.6 (35.5) % share, the Volkswagen Group remained the market leader, but its 2.4 % increase in sales to 510,192 units was below the market growth rate. In the light commercial vehicles segment volumes fell by 6.8 % to 77,113 units; the Group was only just able to defend its market leadership, with a 25.8 (30.4) % share. In the 7 to 35 tonnes class Volkswagen delivered 10,565 trucks and buses (+ 20.0 %), attaining a market share of 15.2 (14.8) %. Current prospects indicate that we will probably have to modify our sales projections for the next two years, and we will be initiating measures to adjust production and personnel capacities accordingly.

In Argentina, strong economic growth, low inflation and stable interest rates initially had a positive effect on the market as a whole. Demand fell in the fourth quarter, partly as a result of the weak growth in Brazil. The passenger car market nevertheless grew by 7.5 % to 321,400 units. However, sales in the final months of the year declined by as much as 21.7 %. The various marques of the Volkswagen Group held a 19.0 (22.2) % share of the market. However, the non-availability of some models and strong competitive pressure meant that deliveries to customers fell by 6.5 % to 66,678 units.

With continuing weak consumer demand, the economic situation in South Africa remained difficult. After a strong start to the year, the passenger car market reached a volume of 239,800 units, 4.1 % below the previous year's level. The Volkswagen Group held a 20.9 (23.1) % share of the market. As a result of increased competition, with the number of suppliers more than doubling in the last two years, Volkswagen of South Africa (Pty.) Ltd. sold 14.5 % fewer units than in the previous year: a total of 55,625 vehicles.

In the South America/Africa region as a whole deliveries to customers rose by 0.1 % to 758,355 units, of which 734,934 were Volkswagen models (– 0.2 %), 10,108 Audi (+ 5.8 %), and 13,313 Seat and Škoda together (+ 13.9 %).

10.9 % up in the Asia-Pacific region

Volkswagen was the bestselling make in China.

The Chinese economy grew strongly; inflation was cut substantially down to an average of 3 %. Volkswagen enjoyed a 52.8 % share of the passenger car market, which grew by 20.5 % overall. Volkswagen was thus the bestselling make in China. Group sales increased by 16.8 %, to 279,722 units.

The economy of Japan was affected by the increase in sales tax and the ongoing crisis in the financial sector, as well as the exchange rate turbulence in East and South East Asia. Consequently, after a good start economic growth came to a standstill over the course of the year. As a result of the weak overall demand on the domestic market, passenger car sales volumes declined by 3.8 % to 4,491,542 units. New car sales by the Volkswagen Group recorded a slight fall of 0.4 % to 58,825 units, representing a 17.6 (15.3) % share of the import sector, which declined by 13.2 % overall.

Volkswagen Group sales in the Asia-Pacific region totalled 371,480 units, 10.9 % up on the previous year. Volkswagen sold 344,675 units (+ 14.2 %), Audi 25,846 (– 10.5 %) and Seat and Škoda together 959 (– 77.1 %).

Increasing globalization in the financial services sector

The expansion in the financial services sector was continued with the founding of Volkswagen Leasing Polska Sp. z o.o. in Poland and the establishment of an office of Volkswagen Bank GmbH in Belgium. Operations in Asia were restructured with the purchase by Volkswagen Financial Services AG of the remaining 51 % of shares in VOLKSWAGEN FINANCE JAPAN KK from VOLKSWAGEN Group Japan K.K. and through the establishment of a representative office in Beijing.

Customer-oriented finance and leasing offers brought about a worldwide increase in the Financial Services Division's outstanding credit agreements of 6.4 %, to a total of 2,454,700 agreements. A total of 1,074,400 new agreements were signed. 25.1 % of the Group's total deliveries were of leased or customer-financed new vehicles. The balance-sheet total of the Financial Services Division increased by 14.2 % to 40.0 billion DM in the year under review.

Volkswagen Leasing GmbH, one of the leading companies in the European car leasing sector, concluded 183,100 new leasing agreements in the reporting year. As per the year end, the company held 463,500 outstanding agreements.

In the customer finance sector, Volkswagen Bank GmbH concluded 366,800 new customer credit agreements, which meant that the total outstanding agreements as per December 31st, 1997 increased to 868,600 (+ 4.1 %). Receivables in respect of dealer financing on the balance-sheet date amounted to 3.4 billion DM (+ 11.0 %). Furthermore, the continuous upward trend in direct-banking operations meant that deposits increased by 67.2 % to 3.2 billion DM. Since April 1997 this business has been operating under the separate name of "Volkswagen Bank *direct*".

In the reporting year, the Volkswagen Financial Services AG Group, and Volkswagen Bank GmbH as an individual company, fully complied at all times with the requirements of the German Credit Act (Kreditwesengesetz).

Customer-oriented finance and leasing offers brought about a worldwide increase in the Financial Services Division's outstanding credit agreements.

Expenditure on research and development by the Volkswagen Group and VOLKSWAGEN AG (billion DM)


4.5
4.0
3.5
3.0
2.5
2.0
1993
1994
1995
1996
1997
Volkswagen Group
VOLKSWAGEN AG

Both in terms of unit sales and sales proceeds the Volkswagen Group again exceeded the previous year's performance.

Growth in unit sales and sales proceeds

The major feature of the past year was the continuation of our model offensive. The launches of the Passat Variant, the Audi A6, the Seat Arosa and Seat Cordoba Vario and the Polo Variant were followed at the IAA in Frankfurt by the product event of the year: the presentation of the new Golf generation. Also, the Seat Ibiza Cupra and the Škoda Felicia Fun added niche-market products to their existing ranges.

Both in terms of unit sales and sales proceeds the Volkswagen Group again exceeded the previous year's performance, although the new model start-ups meant that our customers' demand could not be fully satisfied. Worldwide sales to dealers rose by 6.4 % to 4,250,414 units; of those, 76.6 (76.0) % were to dealers outside Germany. The highest volume of unit sales was in the Golf, with 14.9 % of the total, followed by the Passat with 14.1 % and the Polo with 11.6 %.

At 113.2 billion DM (+ 13.1 %), sales proceeds reached a new record level based on the sustained sales performance. Every Group marque contributed to this positive development. The highest volume of sales was generated by the Golf, with 12.9 % of total Group sales proceeds, the Passat with 9.6 %, and the Audi A4 with 9.3 %.

While sales proceeds in Germany increased by only 7.6 % to 39.2 billion DM, outside Germany they rose by 16.2 % to 74.0 billion DM as a result of the higher increase in unit sales volumes. 65.4 (63.6) % of total revenue was generated by exports.

VOLKSWAGEN AG sold 1,736,683 units (+ 2.6 %). With an increase of 8.8 %, sales proceeds likewise exceeded the previous year's figure, totalling 54.3 billion DM. 57.4 (55.6) % of this figure was generated by export business.

Purchasing reaches 68 billion DM

The volume of purchasing of the Volkswagen Group – excluding sales tax – rose in the year under review to 68.4 (60.1) billion DM as a result of the expansion of production. 52.8 (59.1) % of the total volume was purchased in Germany. The volume of purchasing of VOLKSWAGEN AG also continued to rise, reaching a level of 25.9 (23.3) billion DM. Of that figure, 18.9 billion DM was attributable to raw materials and supplies and merchandise purchases, and 7.0 billion DM to capital goods and services. 77.5 % of the total purchasing volume of VOLKSWAGEN AG came from German suppliers. Purchasing for the new Golf too, with some 80 % of the total volume originating in Germany, is a reflection of the competence and performance capabilities of German suppliers.

Unit sales* (by product line)	1997	1996	%
Worldwide	**4,250,414**	**3,994,312**	**+ 6.4**
Germany	992,886	958,522	+ 3.6
Abroad	3,257,528	3,035,790	+ 7.3
Volkswagen Passenger Cars	2,737,199	2,719,873	+ 0.6
Volkswagen Commercial Vehicles	209,654	181,148	+ 15.7
Audi	551,871	495,568	+ 11.4
Seat	405,326	339,149	+ 19.5
Škoda	346,364	258,574	+ 34.0

* Including 280,000 (232,000) vehicles of the not fully consolidated vehicle-producing holdings

As part of its globalization process, Volkswagen aims to intensify its international purchasing activities, although aspects such as local content will continue to play a key role. It is also becoming more and more important to involve component suppliers right from the development phase. The implementation of the current total of three new platforms would not have been possible without the committed support of our suppliers.

We would like to thank our partners in the components industry for their cooperation in the past year.

Research and development to improve our competitive position

In 1997 the Volkswagen Group spent 4.4 billion DM (+ 11.3 %) on research and development. This represented 3.9 (4.0) % of total Group sales proceeds. The key areas of activity, apart from improving the development process, were in active and passive vehicle safety, the use of future-oriented materials such as magnesium and improved plastics, as well as alternative drive technologies such as electric and hybrid drive systems. Other areas covered were new traffic concepts, the possible integration of new communications technologies in the vehicle, telematics and environmental protection. The number of Group employees working in the research and development functions increased by 4.2 % to 14,795 in the past year. VOLKSWAGEN AG spent a total of 2.3 billion DM (+ 7.2 %) on research and development. It employed 7,800 people, 4.5 % more than in the previous year, in this sector. An illustration of our innovative strength is the 44 % increase in the number of patents registered, totalling 678.

Further information on the field of research and development is given on pages 27 to 29 of the Report.

4.3 million vehicles produced

With 4,290,875 units produced, representing an increase of 7.9 %, the Volkswagen Group's output reached a new record level. The proportion of vehicles manufactured abroad rose from 60.0 % to 62.3 %. The average number of vehicles produced per working day stood at 17,387 (16,640) units. At VOLKSWAGEN AG, the number of vehicles produced fell by 4.5 % to 1,187,869 units, as a result of the new model start-ups. Daily production output fell by 10.6 % to 4,828 units.

The past year again saw a number of production jubilees. At the end of February 1997 the Group reached a milestone in China, having delivered one million automobiles there. In mid March the eight millionth Transporter rolled off the production line in Hanover. At the beginning of April in Mosel, the 500,000th Volkswagen to be made in Saxony was delivered.

As part of its globalization process, Volkswagen aims to intensify its international purchasing activities.

Research and development expenditure represented 3.9 % of total Group sales proceeds.

Production* (by product line)	Units	1997	1996	%
Worldwide		**4,290,875**	**3,976,896**	**+ 7.9**
Germany		1,618,496	1,590,956	+ 1.7
Abroad		2,672,379	2,385,940	+ 12.0
Volkswagen Passenger Cars		2,763,933	2,701,751	+ 2.3
Volkswagen Commercial Vehicles		206,526	180,715	+ 14.3
Audi		561,130	491,113	+ 14.3
Seat		405,281	342,447	+ 18.3
Škoda		354,005	260,870	+ 35.7

Capital investments and cash flow within the Volkswagen Group excluding leasing and rental assets (billion DM)


10
8
6
4
2
1993
1994
1995
1996
1997

Capital investments

Cash flow

Volkswagen creates 19,000 jobs worldwide

Product and marketing successes resulted in the creation of 19,081 new jobs within the Group as at the end of the year. The average number of employees in the Volkswagen Group worldwide in 1997 increased by 5.4 % to 274,575. The Group employed 5,939 apprentices. Productivity was improved by 2.2 % over the previous year. As a result of the strong demand and the associated expansion of production, the workforce both in Germany and abroad increased, to 143,872 (+ 3.4 %) and 130,703 (+ 7.7 %) respectively. Although international operations are steadily increasing, 52 % of the Group's workforce was employed in Germany in the year under review.

The workforce of the Volkswagen Group totalled 279,892 people (+ 7.3 %) on the balance-sheet date; VOLKSWAGEN AG employed 98,762 people (+ 3.8 %).

The 1997 collective agreements: employment safeguards continue

On July 14th, 1997, after intensive negotiations, the new collective agreements for VOLKSWAGEN AG were concluded, to take effect from August 1st. The agreement included a progressive pay increase over a period of 24 months, a further restructuring of working hours to provide still greater flexibility, and an extension of the agreed employment safeguards until the end of 1999. The key element was the agreement regarding part-time working for older employees, enabling a progressive reduction of working hours through to retirement. The amended umbrella agreement for the first time introduced a three-level bonus system (minimum, performance-linked and profit-based bonuses). Costs were cut by the reorganization of pay continuation provisions, by modified entry conditions for new limited-term appointees, and by the addition of two basic pay levels to the bottom end of the pay scale. The Time Asset investment instrument, which is already the subject of public discussion in connection with the stock option plan, is currently being introduced.

The key element of the collective agreement concerned the issue of part-time working for older employees approaching retirement.

At AUDI AG, a profit-share scheme for all standard-rate employees was agreed. From 1998, employees will enjoy a variable share in company profits in addition to the basic participation scheme. The profit share will be based on the degree of attainment of agreed targets in respect of return on sales, productivity, quality and attendance rates. The first profit share will be paid out in 1999 in respect of the fiscal year 1998.

In March 1997 the collective agreement at SEAT, S.A. was signed. It is to run for a term of three years. With a view to safeguarding jobs, the main focus was on more flexible working hours.

Increased capital investments

In the past fiscal year the Volkswagen Group invested 9,843 million DM, exceeding the previous year's figure by 12.6 %. 71.6 % of capital investments were in Germany. This demonstrates the fact that Volkswagen remains committed to its belief in the performance capability of its sites in Germany. The main areas of investment were in the expansion and updating of the model

Workforce*	Employees	1997	1996	%
Worldwide average over year		**274,575**	**260,504**	**+ 5.4**
Worldwide as per Dec. 31		**279,892**	**260,811**	**+ 7.3**
Germany		145,986	137,769	+ 6.0
Abroad		133,906	123,042	+ 8.8

and engine ranges, and in modernizing our manufacturing facilities. The major considerations behind these investments were improving productivity, quality and environmental protection. The major portion of the capital investments undertaken were by VOLKSWAGEN AG, AUDI AG, SEAT, S.A., Volkswagen de Mexico, S.A. de C.V. and Volkswagen do Brasil Ltda. The investments were financed largely from the Group's self-generated funds; 73.1 (80.6) % was covered by cash flow.

An increase in additions to leasing and rental assets of 1.3 %, to 7,734 million DM, reflects the continuing expansion of the financial services sector. The growth was financed through the international money and capital markets and by intra-Group loans, among other means.

VOLKSWAGEN AG invested a total of 7,840 million DM, as against 3,725 million DM in 1996. Of this figure, 3,053 million DM was invested in fixed assets, including intangible assets. The 8.3 % higher investment volume was allocated to the new products and to model facelifts, as well as the optimization of manufacturing processes. Financial investments rose to 4,787 million DM. They were attributable mainly to the founding of a holding company for participations and the associated capital measures and asset contributions, as well as to capital injections in Volkswagen de Mexico, S.A. de C.V. and the purchase of securities.

The holding company "Volkswagen Beteiligungs-Gesellschaft mbH", with its registered office in Wolfsburg, was founded on November 28th, 1997 to provide a restructuring of our international operations. Our operations in Spain were also restructured as part of this process, with the incorporation of the holdings in Volkswagen Navarra, S.A. and VOLKSWAGEN FINANCE, S.A. into SEAT, S.A. The share capital of SEAT, S.A. was increased accordingly.

Environmental symposium 1997

More than 900 delegates representing over 400 suppliers from Germany, the rest of Europe and North America came to Wolfsburg in February 1997 to attend the "Priority A – Partners for the Environment" environmental symposium and so demonstrate the unity of purpose between Volkswagen and its suppliers in matters of environmental protection as in all others. The key automotive-related environmental aspects were dealt with in group discussions and debates led by specialists from Volkswagen and other companies, as well as from relevant associations. The cooperation between Volkswagen and its component suppliers will in future be systematically strengthened at regular workshops.

VOLKSWAGEN AG invested 52 million DM in environmental protection, primarily in relation to clean air measures, water protection, waste management and compliance with automotive engineering regulations. However, the actual investments made are in fact considerably higher. One of the reasons for this is the increasing integration of environmental aspects in plant and manufacturing equipment, which cannot be clearly sectioned off from other expenditure. Operating costs totalled 164 million DM; they relate to ongoing expenses incurred in the operation of environmental protection systems and equipment.

Innovative quality management

With its new strategy, "Quality Management 2001 – Getting better faster", Volkswagen aims to make quality performance a greater factor in the commercial success of the company. The consistent orientation of quality assurance activities to the core business processes enables measures to be taken which substantially reduce the expenditure necessary to attain the required product quality, even after just a short time. In

VOLKSWAGEN AG invested 3,053 million DM in fixed assets.

Net earnings for the year and dividend per share (DM)



40
20
0
-20
-40
1993
1994
1995
1996
1997
Net earnings
Dividend

The "Quality Management 2001" strategy creates new opportunities to improve productivity throughout the Company.

this way new potential for improving productivity is created throughout the company:

- in product creation, through performance-enhanced development cycles and product concepts;
- in production, through reliable, lean and fast processes;
- in marketing, through attractive vehicle-related services for customers.

New structure for the Asia-Pacific region

In order to respond to the growing management demands of the Asia-Pacific region, the organizational structure already successfully implemented in the North America and South America/ Africa regions was introduced at the beginning of April. The region is now divided into three regional areas: China, Japan and Singapore. The Group's CKD and FBU market operations in the region outside China and Japan are managed by Volkswagen Group Singapore Pte. Ltd., which has been operating as the regional importer since April.

At the end of November a settlement was agreed regarding the disputed payment of investment subsidies for the factory in Saxony.

Aid to VW Sachsen and the VW Baunatal plant

At the end of November the European Commission, the German Federal Ministry of Trade and Industry and VOLKSWAGEN AG agreed a settlement to the matter regarding the disputed payment of investment subsidies for the factory in Saxony, which had been pending since mid 1996. The compromise solution stipulates that Volkswagen Sachsen GmbH will not appropriate to capital investments in Mosel the 84 million DM portion of the total aid which it received from the State of Saxony which the European Commission considers to have been excessive. At the same time, the Commission approved aid for capital investments in the Kassel plant totalling some 98 million DM.

Agreement concerning dependence reports

In October, VOLKSWAGEN AG and the "Schutzvereinigung für Wertpapierbesitz e. V." (German Stockholders' Association) reached an out-of-court settlement regarding the drafting of dependence reports. Based on the amended judgement of the German Federal Court of Justice in March 1997, reports must be drawn up where there is a possibility of influence being exerted on the Annual Meeting of Stockholders and where, over a substantial period of time, resolutions may be passed by a major shareholder with a simple majority. The de facto majority of votes at the Annual Meeting of Stockholders held by the State of Lower Saxony since 1990 remained in force until 1994. The said de facto majority was eliminated with effect from the Annual Meeting of Stockholders in June 1995.

The Board of Management of VOLKSWAGEN AG submitted the reports for the years 1993, 1994 and 1995 to the Supervisory Board in accordance with § 312 of the German Corporation Act. In respect of each of the said reports, the Board of Management has issued the following concluding declaration: "We hereby declare that, according to the circumstances known to us at the time the legal transactions with the affiliated company under the terms of § 312 of the Corporation Act were entered into, our company received appropriate consideration in respect of every legal transaction. In the year under report measures were neither undertaken nor waived on the initiation of or in the interest of the State of Lower Saxony and other affiliated companies."

Stock option plan

At the Annual Meeting of Stockholders on June 19th, 1997 the Board of Management was authorized to introduce a stock option plan for the Board of Management, Group senior management, and for the management and standard-rate employees of VOLKSWAGEN AG. This plan includes the provision that, after having first acquired Time Asset papers, the entitled persons shall subscribe to convertible notes which may, after a period of no less than two years and on payment of a pre-determined price premium, be exchanged for shares. This enables employees to identify even more closely with the corporate objectives of the company.
The resolution was passed to issue convertible notes with a total nominal value of 13.5 million DM, and to create a potential capital stock of 135 million DM. An action for rescission is pending against the resolution passed by the Annual Meeting of Stockholders in respect of the stock option plan. At a first hearing on February 18th, 1998 the parties again set out the positions which they had already submitted in writing. The State Court in Braunschweig will pronounce judgement on March 11th, 1998.

Capital increase

On October 14th, 1997 the Board of Management, with the consent of the Supervisory Board of VOLKSWAGEN AG, resolved to increase the share capital, utilizing the existing approved capital stock, by up to a nominal amount of 300 million DM. The first tranche of a nominal 150 million DM was to be offered to the stockholders for purchase at a ratio of 13:1; a second tranche in the same amount was to be placed with national and international investors, excluding subscription rights. In view of developments on the international capital markets, on October 28th, 1997 the Board of Management of VOLKSWAGEN AG decided to postpone the announced capital increase. Following the stabilization of general share prices on the European stock markets, on March 9th, 1998 the Board of Management resolved to continue with the capital increase in the amount of the first tranche. The resolution passed on October 14th, 1997 regarding the second tranche in the nominal amount of 150 million DM has been rescinded. Further details of the capital increase are given in the stock market prospectus.

On March 9th, 1998 the Board of Management resolved to continue with the capital increase.

European competition rules observed

On January 28th, 1998 the European Commission imposed a fine in the amount of 102 million ECUs upon VOLKSWAGEN AG in respect of the alleged obstruction of vehicle sales from Italian dealers to German and Austrian customers in the years 1993 to 1995. In its response, VOLKSWAGEN AG pointed out that the Italian dealers had merely been forbidden to sell to unauthorized resellers. Grey-market imports by unauthorized resellers are contrary to European law. Sales to ultimate consumers and to legitimate intermediaries and authorized resellers were not barred. VOLKSWAGEN AG will therefore be lodging an appeal to the European Court of First Instance against the decision of the European Commission.

Capital retransfer by ŠKODA

The Extraordinary Meeting of Stockholders of ŠKODA, automobilová a.s. on December 19th, 1997 consented to a retransfer from capital reserves in the amount of 500 million DM (9,640 billion Czech Crowns). Of that total, the Czech stockholder received an amount corresponding to 150 million DM and VOLKSWAGEN AG an amount corresponding to 350 million DM. The equity portion of the balance-sheet total was thereby reduced to 37.6 (62.4) % with effect from December 31st, 1997.


Planned capital investments
in the automotive sector (billion DM)
50
45
40
35
30
1997–2001
1998–2002
Past planning
Current planning

The Board of Management and the Supervisory Board propose to the Annual Meeting of Stockholders the payment of a dividend of 12 DM per ordinary share and 13 DM on each preferred share.

Positive development of earnings

The broad acceptance of our new models, together with the improvements in our cost structures, has strengthened the earning power of the company. As a result of the high level of sales in particular, the Volkswagen Group achieved after-tax earnings of 1,361 million DM in the past fiscal year, as against a figure of 678 million DM in 1996. Earnings were, however, affected by the falls in volume resulting from the new model start-ups. Improvements over the previous year were achieved by the Volkswagen Commercial Vehicles, Seat, Audi and Škoda marques, by the North America and Asia-Pacific regions, and by the Financial Services division. Falls in earnings were recorded by Volkswagen Passenger Cars, mainly as a result of the new model start-ups, and by the South America/Africa region, due to the economic crisis in South America and the higher level of competition in South Africa. VOLKSWAGEN AG achieved higher after-tax earnings of 966 million DM (1996: 630 million DM).

The following companies in particular returned net profits in accordance with uniform Group accounting and valuation methods:
- AUDI AG
- Volkswagen Leasing GmbH
- VOLKSWAGEN Group United Kingdom Ltd.
- SEAT, S.A.
- Coordination Center Volkswagen S.A.
- Groupe VOLKSWAGEN France s.a.
- Volkswagen Navarra, S.A.
- Volkswagen Transport GmbH & Co. OHG
- Volkswagen Bank GmbH
- AUTOGERMA S.p.A.
- ŠKODA, automobilová a.s.
- Volkswagen do Brasil Ltda.
- VOLKSWAGEN Group Japan K.K.

Net losses were recorded by:
- Volkswagen de Mexico, S.A. de C.V.
- Volkswagen Argentina S.A.
- Volkswagen of South Africa (Pty.) Ltd.
- VOLKSWAGEN OF AMERICA, INC.

The results of major companies based on national accounting regulations are set out in the summary on pages 68/69.

Consequent to the improved earnings position, the Board of Management and the Supervisory Board, after transferring 483 million DM to free reserves, propose to the Annual Meeting of Stockholders the payment of an increased dividend of 12 DM per ordinary share and 13 DM on each preferred share. Taking into account the tax credit of 5.14 DM per share, eligible holders of ordinary shares will receive a total of 17.14 DM per share. Holders of preferred shares will be entitled to 18.57 DM per share, including the tax credit of 5.57 DM.

Prospects

The recovery of the world economy will continue in 1998, although growth is forecast to be half a percent lower than previously expected as a result of the crisis in Asia; the estimated growth rate for 1998 is around 2.5 %. East and South

Proposal on appropriation of net earnings available for distribution	DM
Dividend distribution on subscribed capital of 2,031.7 mDM*	482,663,747
of which	
on ordinary shares	368,987,964
on preferred shares	113,675,783
Balance (carried forward)	3,868,821
Net earnings available for distribution	**486,532,568**

* 0.8 million DM deriving from the capital increase effected in October 1997

East Asia are going through a serious financial and economic crisis with global repercussions. For Japan, a low level of growth is expected again in 1998. In the USA the longest-lasting upward trend yet seen is expected to be sustained. Latin America will benefit from the increasing regional integration, although prospects are dampened somewhat by the slower growth in the US economy, the high levels of debt and the continuing uncertainty on currency markets. Brazil, the largest economy in South America, will continue to have major economic problems in the current year.

In Western Europe, the Stability Pact and the more firmly based expectations with regard to European Monetary Union will have positive effects; the forecast growth rate is around 2.6 %. The economies of the reforming countries in Central Europe will continue to catch up. In Germany, increasing revival of domestic demand could produce a growth rate of between 2.5 and 2.8 % in 1998. The economic upturn will not be able to reduce the unemployment rate by any significant amount, however.

Although there are increased risks which need to be taken into account, the international automotive business can be expected to continue its growth trend in the medium term; opportunities for growth are offered especially in Eastern Europe, the Asia-Pacific region, and Latin America. In view of stagnating markets in Western Europe, North America and Japan, competitive pressure in the automotive industry will continue to rise. But in the growth regions already mentioned, too, competition will be fuelled by new suppliers and increasing capacities.

The Volkswagen Group started 1998 with 542,000 orders in hand from Western Europe, including Germany. We expect to see a total market volume of 13.5 million passenger cars in Western Europe, of which 3.65 million in Germany. In the USA and Japan we forecast 8.3 million and 4.2 million units respectively.

Of the planned capital investment volume of some 100 billion DM over the next five years, 64 % will be made within Germany. Just under 44 billion DM will be invested in the automotive sector, with the major portion being devoted to expansion of the product range of the Volkswagen Group. A major point of emphasis of our capital investments in

The international automotive business can be expected to continue its growth trend in the medium term.

Capital investments billion DM	1998–2002	1997–2001
Group	**100.3**	**83.4**
Volkswagen Passenger Cars	18.9	13.7
Volkswagen Commercial Vehicles	2.6	2.4
Audi	10.2	7.6
Seat	2.1	1.6
Škoda	2.4	1.8
North America Region	2.3	2.1
South America/Africa Region	4.5	3.8
Asia-Pacific Region*	0.1	0.1
Not yet assigned to the marques and regions	0.8	0.1
Financial Services/ other divisions	56.4	50.2

* Excluding capital investments of the companies in China consolidated at equity in the proportional amount

the next two years will be the extension and improvement of the ranges of engines and gearboxes offered by the Group. Over 56 billion DM of investment is planned for the Financial Services division and the other divisions. Overall, this represents an increase of 16.9 billion DM over the preceding planning period. It is intended that future cash flows and the funds generated by the capital increase will be sufficient to implement the planned expansion in capital investment even in times of economic downturn. This will also give us greater freedom to choose strategic options on a flexible basis.

After the expansion and updating of the model range in the past year, 1998 will also see a large number of new products.

After the expansion and updating of the model range in the past year, 1998 will also see a large number of new products. During the first half of 1998 Volkswagen will be launching the New Beetle onto the North American market, with deliveries to Europe beginning from the end of the year. Audi will be launching the A6 Avant in the Spring of 1998, and the sporty S4 and S4 Avant will round off the A4 series. The first half of the year will also see the arrival of the Škoda Octavia Combi, the new Škoda Felicia, and the new Golf Cabrio from Volkswagen. By the end of 1999 the Volkswagen Group will be offering a car with fuel consumption of just three litres per 100 kilometres, with a DI diesel fuel-injection engine and in lightweight design. Furthermore, in the coming years Volkswagen will be demonstrating a product diversity never before seen, with over 50 models on the market. All Group marques will continue to expand their ranges in order to capture niche-market segments and open up whole new markets.

Continuing positive development in earnings does, however, require that economic conditions should also develop in a favourable manner.

The updated product range has brought us closer to our goal of being a global player attracting customers with top-quality models and good value for money. Our attractive range of models offers potential for further sales growth in the coming years. Against this background, and in conjunction with further cost reductions from the reduced number of platforms and a comprehensive reorientation of the dealership organization, we again expect positive development in earnings in 1998.

This does, however, require that economic conditions should develop in a favourable manner. Any unexpected decline in demand or price wars in the countries in which we operate, or a sustained increase in the value of the Deutschmark, would have a negative impact on the earnings of the Volkswagen Group. Additionally, the planned new model start-ups entail not only opportunities, but also risks.

The medium-term financial target for the Group is a pre-tax return on sales of at least 6.5 %. In the current year we again intend to progress our earnings performance. The cornerstones of our effort to attain our goals are our platform and marque strategies, our concentration on core business fields, our global presence, and the continuation of our transformation process.

Our stockholders will be assured appropriate participation in the positive development of the company's performance in order to offer them satisfactory appreciation of their investment.

Wolfsburg, March 9th, 1998

The Board of Management


VOLKSWAGEN AG

Left to right: Dr. Büchelhofer, Dr. Hartz, Mr. Adelt, Dr. Neumann, Dr. Piëch


W12

Safeguarding the future with new ideas

Increasing competition and the safeguarding of corporate strategic objectives demand an optimization of the product creation process. Shorter development lead times while still meeting increased customer demands – especially in terms of the value retention, reliability and safety of our vehicles – are the challenges to which our development team must respond. One of the ways in which we are making an exemplary contribution to the protection of our environment is through continued improvements in drive system technology, as well as through the use of lightweight materials. In addition to aluminium and steel, the use of future-oriented materials such as magnesium and carbon fibre reinforced plastics is being actively promoted. With their impressive concept design, originality of ideas and finely worked detail, our automobiles are demonstrating a new quality look.

Our worldwide development sites enable us to work continuously on projects within a global development network, and so reduce development lead times of vehicles through to production maturity. With improved simulation techniques such as the Digital Mock-Up (DMU), it is possible for us to focus in on specific components or simulate the overall vehicle. A three-dimensional animation prior to the prototype production stage ensures the feasibility and accurate fit of the body components. Thus product quality is assured from an early stage, and development lead times and cost are reduced.

Improving the already high standard of our vehicles is the primary aim of our development process. Creative, coordinated, quality-promoting designs reduce possible sources of error and so optimize production processes. Interdisciplinary, project-oriented collaboration in Simultaneous Engineering Teams (SETs) allows us to find efficient problem solutions. Cooperation at an early stage of the development process between the Development, Marketing, Production, Procurement, Quality and Finance functions enables us, for example, to devise production methods adapted to the specific vehicle body. The quality, functionality and reliability of the development steps are subject to continuous review.

The subject of vehicle safety is another key area in product development. The use of complex crash simulation methods right from the concept design phase of new vehicles is the basis for the superior safety standard of new models.

High-strength sheet metals, reinforcements at specifically targeted points, as well as creative design ideas, result in a bodyshell structure with an extremely rigid passenger cell. In conjunction with front and side airbags fitted as standard, seat belt tensioners and belt force limiters, this safety concept has produced outstanding results in crash tests on the new Golf, for example. With the four-wheel drive compatible Electronic Stability Programme (ESP), preventing vehicle understeer or oversteer, Volkswagen and Audi are making a contribution to active driving safety.

The subject of vehicle safety is a key area in product development.

Environmental protection is a matter of tradition

The recycling of valuable raw materials is a matter of tradition at Volkswagen: the programme for reconditioning of engines and gearboxes has been in existence for 50 years. Worldwide, 7.2 million reconditioned engines and 2.2 million replacement gearboxes have since been

The W12 – the start of a new engine family

With its new vehicle models Volkswagen is also increasingly deploying state-of-the-art power units.

sold. Volkswagen is at the forefront of progress in environmental protection, and is prepared to take responsibility for the future. Volkswagen has set itself concrete goals, in particular, in the areas of noise reduction, cutting consumption and emissions, and recycling. Our activities include the use of renewable raw materials and alternative drive systems and the expansion of our business process oriented environmental management programme, as well as auditing of all our European sites in accordance with the EU Eco-Audit Regulation. Our performance and voluntary commitment to environmental policies are documented – among other means – by the second Environmental Report of the Volkswagen marque, published in November. We were the first company in the automotive industry to have our Environmental Report audited by an independent certification body, KPMG Certification GmbH.

The new generation of spark-ignition engines

With its new vehicle models Volkswagen is also increasingly deploying state-of-the-art power units. The development and modernization of the engine programme is focused on reducing consumption, weight and emissions. The cylinder crankcase of the new 1.4 litre four-cylinder engine, for example, is made of aluminium. The reduction in weight achieved in that and other units is a major factor in the very low fuel consumption figures attained, as is the extremely low-friction camshaft drive with a roller drag lever.

An entirely new feature is the 12-cylinder engine, presented in October at the Tokyo Motor Show. It was built in a space-saving "W" design, with two VR6 engines joined together at an angle of 72 degrees. The unit has a capacity of 5.6 litres, a power output of 309 kW, and delivers an impressive maximum torque of 530 Nm. This engine marks the beginning of the development of a new family of engines, characterized by the installation of standard components and by high manufacturing flexibility. The future implementation of the engine platform underscores the know-how and development potential of the Volkswagen Group.



The exclusive W12 sports car study – new options from Volkswagen

Diesel engines and direct injection

Based on the high level of development expertise of our company and the consistent improvement in our direct-injection technology, we were the first diesel engine manufacturer on the market to meet the emission standard of the Euro-D3 standard. The engine range for the new Golf comprises three diesel units – all of them direct-injection (DI). The basic version is the 1.9 litre naturally aspirated direct-injection diesel engine (SDI) delivering 50 kW, followed by the 1.9 litre Turbodiesel direct-injection diesel engine (TDI) delivering 66 and 81 kW. With the launch of the world's first V6 TDI engine in the Audi A8, this technology has also gained acceptance in the exclusive world of the luxury car segment. The increase in fuel injection pressure means that further improvements in consumption and emission levels are to be expected. This will involve the use both of pump-and-injector elements, which as single-cylinder injection pumps combined with injectors create the injection pressure directly in the cylinder head, and common-rail systems, which supply the injection valves by way of a common high-pressure fuel line. The bottom end of the engine range will also be covered by the DI diesel engine for the low-consumption "3-litre" car.

The Seat marque also rounded off its model range with the sporty direct-injection engines. The Seat Arosa SDI and the Volkswagen Polo SDI, with the 1.7 litre engine and a power output of 44 kW, are currently our most economical mass production vehicles. Both models deliver impressive consumption figures of 4.4 litres per 100 km based on the MVEG cycle (93/116/EC), the applicable test method for European type approval. Volkswagen Commercial Vehicles added to its engine range for the 4.6 tonne LT



Al_2

The Al_2 –
a glimpse of the future

Premieres in Frankfurt and Tokyo – Al_2 and W12

One of the highlights of the IAA International Motor Show in Frankfurt was the Al_2 study from Audi. Aluminium technology, petrol direct-injection, an automated manual gearbox and plenty of space – just the features that a car of the future really should be offering. The entirely aluminium body provides outstanding rigidity and a crash-resistant structure. The gross weight of the basic version, with lots of equipment and safety features fitted as standard, is just 750 kg. With consumption figures of just 4.3 litres per 100 km, the Al_2 impresses by its environmentally friendly technology and new lightness.

In Tokyo Volkswagen presented the exotic sports car study W12, with the new 12-cylinder engine. The styling of the 4.40 metre long plastic body is by Ital Design, and demonstrates the new possibilities and the standards Volkswagen has set itself for the future.

The Al_2 impresses by its environmentally friendly technology and new lightness.



The transformation in production

The highlight of 1997 was the start of production of the fourth generation Golf. For the first time, production was started virtually simultaneously at four different sites. Production of the Golf incorporates all the elements of lean manufacturing, including alignment of factory planning to the concepts of modularization and flexibility, and optimized logistics.

Defect-free appearance, reduced gaps, exact fit of all components, absolute flush mounting and harmonious shut-lines are the criteria which make the quality of a vehicle visible for all to see. To safeguard that quality, measuring techniques such as cubing, for assessing individual built-on parts, and the "Meisterbock" for examining the interplay of all bolt-on parts on the reference body, are applied. In this way a body shell is transformed into a finely-crafted body.

High flexibility and orientation to customer needs are demands which our production must meet in addition to those of improving quality and productivity. One of the ways in which we respond to those demands is through the deployment of new manufacturing equipment, such as highly-mechanized large-part transfer presses (suction presses).

Innovative technologies support the attainment of our high quality standard. The laser welding of the Golf's roof was a first in mass production. Sensor-guided laser welding is also deployed in production of the B-pillar for the new Golf.

Production (by marque and region)	Units	1997	1996	%
Group*		**4,290,875**	**3,976,896**	**+ 7.9**
Volkswagen Passenger Cars		1,466,745	1,498,341	– 2.1
Volkswagen Commercial Vehicles		225,630	152,753	+ 47.7
Audi		557,777	491,501	+ 13.5
Seat		467,289	415,213	+ 12.5
Škoda		357,170	263,193	+ 35.7
North America Region		258,875	231,078	+ 12.0
South America/Africa Region		718,592	695,885	+ 3.3
Asia-Pacific Region		285,259	236,346	+ 20.7

* Including 360,000 (302,000) vehicles of the not fully consolidated vehicle-producing holdings AUTOEUROPA, Shanghai-Volkswagen, FAW-Volkswagen and Chinchun Motor. Adjusted for intra-Group assembly sets.

To achieve further improvements in quality and to optimize weights, state-of-the-art technologies such as internal high-pressure forming (a metal forming technique using oil or water) and tailored blanks are being increasingly employed. By such methods the new door reinforcement frame in the Golf, pressed out of a panel with three different sheet thicknesses, was able not only to improve quality and reduced weight, but also to provide greater rigidity. Also, by reducing the number of single parts costs were cut.

In all marques, the application of teamworking was extended. Employees are participating in the design of their workplaces as well as in the organization of new production start-ups, and are taking greater individual responsibility. This concept is being implemented by employee qualification measures and by the establishment of team units. Employees are supported by the specialist departments which, in keeping with the production orientation of the entire manufacturing organization, are directly involved in the process on the production lines.

High flexibility and orientation to customer needs are demands which our production must meet in addition to those of improving quality and productivity.

The front headlights of the new Golf –

The numerous new model start-ups are uncompromisingly subjected to our stringent quality standards.

The task of ensuring all processes run smoothly and throughput times are shortened lies with our logistics specialists. Optimization of the logistics chains aimed at just-in-time supply of materials to the production line and demand-oriented deliveries was further intensified.

Quality is all

Quality is the primary goal in production. The numerous new model start-ups are uncompromisingly subjected to our stringent quality standards. That means that conceptual ideas must be able to be realized without restriction in mass production. The functional quality arising from absolute flush mounting and the improved look resulting from smoother shut-lines are expressions of precision and perfection.

The introduction and certification of quality systems at our sites is now largely complete. The systems are being continuously developed, in accordance with national and international requirements. To safeguard the long-term competitiveness of our production facilities, they conform to the higher process requirements of the VDA standard 6.1.



Future productivity potential

The progressive implementation of our platform strategy will enable us to reduce production times and to optimize the manufacturing processes, and so cut manufacturing costs. Our quality will be improved and extending our model range will be made easier. The reduction in platforms from the current 16 down to a planned total of four will significantly improve our productivity potential. The potential for cost saving is made clear by the shortening of unit



production times achieved to date: a Polo is now built in 15 hours instead of the previous 24, and the new Passat is built in 22 hours instead of 31.

Reorganization of component production

Within the Group, the individual component plants manufacture assemblies such as engines, gearboxes and running gear, as well as individual systems and components such as steering systems, drive shafts and alloy castings on a global market level. The further growth and development of the component plants into powerful business units is a matter of course as far as Volkswagen is concerned: ultimately the business units will in future also be aiming to exploit opportunities as development and supply partners to external customers as well as within the Group. The goals of our component manufacturing plants are to exploit the existing potential and to meet the needs of the market with high-quality products and an optimally coordinated production and logistics system. In this area, too, an entrepreneurial approach will be essential in order to meet the increasing challenges of the market.

Competitive based on insourcing

At Volkswagen the term "insourcing" stands for the process by which adequate added value and new fields of activity are brought into the company in conformance with the demands of commercial efficiency; that is, meeting the competitive criteria of quality, service and price. In this way jobs and know-how are preserved and created. Examples of successful product and technology insourcing are the in-house production of door and side panel trims for the new Golf, as well as the increasing use of internal high-pressure forming in component manufacture.



For future projects the procurement of complex assemblies and the issuing of module supply contracts will gain in importance.

Good ideas pay off

Once again in 1997, our employees successfully hunted down and eliminated waste at 3,319 Continuous Improvement Process (CIP[2]) workshops, as well as by their contributions to the company suggestion scheme. 39,355 suggestions were rewarded by cash prizes totalling 26.7 million DM. The reorganization of ideas management at Volkswagen will include synchronizing the two activities in future. By means of a new motivation and rewards system our aim is to encourage even greater enthusiasm and identification with the company in our workforce.

Success with forward and global sourcing

Our worldwide procurement operations, too, are characterized by the consistent implementation of our platform strategy. It increases the demands placed on our component suppliers in terms of flexibility and mobility. The search for suitable development and mass production suppliers has been, and will remain, based entirely on the successfully established forward and global sourcing processes. As well as the most competitive costs, criteria such as know-how, innovation, best quality, compliance with delivery dates and international logistical competence are becoming ever more important.

As a consequence of the necessary shortening of development lead times in response to the demands of the market, suppliers are involved in the product creation process at a very early stage.




WOB NY 32

The new Passat Variant – very inviting, highly versatile


WOB DH 524



The Passat – a fascinating combination of form and function

For future projects the procurement of complex assemblies and the issuing of module supply contracts will gain in importance. Since it cannot be expected that all suppliers will be able fully to master the manifold requirements and problems which these new requirements bring, Volkswagen considers itself obliged to provide them with assistance and support in their efforts.

The expansion of our global operations will remain in future a cornerstone of our strategy. We are globalizing wherever we expect new markets to arise. We are responding to the need to globalize our purchasing operations by incorporating our international manufacturing and assembly sites, and our buying offices in the regions in which we intend to expand our market position, even more closely into the procurement process.

Key events at the Group's production sites

In the past fiscal year the successful run-up to planned production capacity of the Passat saloon at the Emden site was completed. To increase output, production of the Passat saloon was also started later in the year at the Mosel and Bratislava plants. Furthermore, the Emden plant saw the start of production of the Passat Variant, with a planned daily production of 800 units for 1998.

At the beginning of 1997 production of the Seat Arosa was started in Wolfsburg. Primarily as a result of demand for the new Golf, however, production of

The most important event for Volkswagen was the launch of the new fourth generation Golf, which is being built in Wolfsburg, Mosel and Brussels, as well as at Volkswagen Bratislava. By the end of the year daily output had reached over 1,000 units. When the start-up phase is completed in 1998, the total daily output is projected to be over 3,000 units.

In order to utilize available capacities for new models, production of the current Golf Variant – until start of production of its successor – and of the Audi Cabriolet was transferred to Karmann GmbH. At the Hanover plant the new top-coat paint line was commissioned into operation. The line sets new standards in terms of cost-effectiveness, quality and environmental protection, and is unique in the industry. It was the first time a wet sanding line had been incorporated into a paintshop, for example.

Volume of purchasing (by marque and region) billion DM	1997	%
Group	**68.4**	**100.0**
Volkswagen Passenger Cars	27.3	39.9
Volkswagen Commercial Vehicles	2.6	3.8
Audi	13.4	19.6
Seat	5.8	8.4
Škoda	3.6	5.3
North America Region	3.8	5.5
South America/Africa Region	8.2	12.0

At Audi, mass production of the new A6 was started, and already in 1997 a total of 89,292 units were built. At the Ingolstadt site construction of the new paintshop made good progress; work


GARDASEECHARTER

The Audi A3 – refreshingly unique in design

also began on modernizing the tooling shop. The concentration at one site means that transport and communications channels are shorter and more efficient.

Seat extended its model range with the start of production of the Polo Variant and the Cordoba Vario in Martorell. The planned output volumes starting in 1998 are around 42,000 and 23,000 units per year respectively. Martorell is also where the sporty version of the Ibiza, the Cupra, is being built; in the past fiscal year 2,426 units were produced.

At the Mladá Boleslav site, Škoda has expanded its engine range with the 1.0 litre 37 kW unit; the plant's new paintshop was also commissioned into operation. In Kvasiny production of the Felicia Fun was started; output of some 2,500 units is planned for 1998. Preparations were made for production of the Octavia Combi in Vrchlabí and for the Felicia Facelift in Mladá Boleslav.

At the end of 1997 production of the New Beetle was started in Mexico. The production is intended initially for the Autumn of 1998 production of the New Beetle in Mexico will cover worldwide demand.

Also at the end of the year, the Shanghai-Volkswagen Automotive Co., Ltd. completed a second engine plant for production of the new Volkswagen four-cylinder generation. This generation of engines already complies with the exhaust emission regulations planned to be introduced in China as from the year 2000. In the second half of the year FAW-Volkswagen Automotive Co., Ltd. began supplying engine components to the Volkswagen Group worldwide.


HN TK 721

Future activities and sites

Starting in 1998, Audi will be building the TT Coupé in a joint manufacturing operation between the Ingolstadt and Györ sites. As from 1999, a second aluminium-based model in addition to the A8 will be built at the Neckarsulm plant. An annual capacity of over 50,000 units is planned for the vehicle, which also provides the basis for the future low-consumption "3-litre" car. Some 300 million DM has been invested in the Neckarsulm plant, thus safeguarding around 1,000 Audi jobs in the long term.


HN TK 721

The new Audi A6 – turning visions into reality

At the Mladá Boleslav site, the world-wide Volkswagen marque production planning function is also involved in the construction of a new press plant and in production of the bodyshell for the successor to the Felicia. An assembly plant for the Škoda Felicia is planned to be built in Sarajevo, Bosnia-Herzegovina, thus reactivating our involvement in the former Yugoslavia.

As part of our North America strategy, starting in 1998 the new Jetta will be produced in Mexico in addition to the New Beetle; these two start-ups are a key element of this year's activities. In China, the necessary steps are currently being initiated in preparation for the planned modernization and expansion of our model range, together with our partners there.

After having built up additional engine production capacities in China and South America in recent years, Volkswagen is currently planning a further engine plant. This plant, with a capacity of around 500,000 diesel engines per year, is to be built in Poland,

In the middle of the year construction of the new automobile plant in Curitiba in the state of Paraná, Brazil, was begun. Costing a total of 750 million US Dollars and involving a cooperation project between Volkswagen do Brasil and AUDI DO BRASIL, the new plant will be completed by the beginning of 1999. The plant will initially produce the Audi A3, followed six months later by start of production of the new Golf. When fully operational, the plant will have an annual capacity of some 170,000 units and provide around 3,000 jobs.



Worldwide growth in demand

In 1997 the Volkswagen Group succeeded in increasing both its worldwide sales to dealers, by 6.4 % to 4,250,414 units, and its deliveries to customers, by 7.3 % to 4,257,365 units. Its share of the worldwide passenger car market thus rose from 10.0 to 10.4 %. In the medium term increases in demand are to be expected in particular in the Asia-Pacific, Latin America and Eastern Europe regions. In the Asia-Pacific region we will exploit that potential through current and planned projects, including in Thailand, Malaysia and Indonesia. Specially developed products for the highly discerning markets of Western Europe, North America and Japan lead us to expect an improvement in our position in those regions too.

Western Europe was a major factor in our sales success in the past fiscal year. In a highly competitive environment, the Volkswagen Group defended its market leadership. On the key markets in the USA and Japan specifically-targeted activities strengthened our competitive position. On a worldwide level, product facelifts and upgrades, supported by marketing campaigns such as the launch of special models and intensified sponsoring activities, helped secure the Group's position on the market. Attractive financing and leasing offers provided further incentives to customers.

At this point we should like to express our special thanks to our customers for the confidence they have shown in the Volkswagen Group.

Passenger car market shares of the Volkswagen Group %	1997	1996
Worldwide	**10.4**	**10.0**
Western Europe total	17.2	17.2
Germany	27.5	27.3
Spain	21.1	20.5
France	11.3	10.2
Italy	10.0	11.8
Great Britain	8.7	8.5
Mexico	23.4	25.1
USA (import market share)	5.2	5.1
Canada	3.6	4.0
Brazil	32.6	35.5
South Africa	20.9	23.1
Argentina	19.0	22.2
China	52.8	54.4
Japan (import market share)	17.6	15.3

Brand strategy

Against a background of increasing dynamics on world markets and a wide diversity of customer wishes, the individual character of our various marques is gaining in importance. A key element in marque differentiation is an appropriate product policy. The product offensive very successfully pursued in 1997 is the core element of the more sharply focused strategic alignment and profiling of the Group's marques.

A major aspect is the thorough-going, qualitative reorganization of the dealer organization. The Volkswagen and Audi dealer networks have been optimized, marque specialization by dealers advanced, and new performance standards agreed. Furthermore, Seat is expanding its presence on new markets and expanding its existing distribution network.

On the key markets in the USA and Japan specifically-targeted activities strengthened our competitive position.

The new transparent showroom concept –


WOB LA 167

The new Group strategy is also intended to be clearly seen in visual terms too, however. A new architectural and showroom concept assures both Audi and Volkswagen their own specific identity at all dealerships. The sites reflect the high quality of product and service on offer. At Volkswagen dealerships the showroom is designed like a marketplace: transparent, open, and inviting communication. A circular display area is surrounded by the associated facilities such as the sales office, the insurance services department, the accessory shop and the cafeteria. The hangar concept at Audi dealerships emphasizes the dynamism and personality of the marque. The modern architecture underscores the marque's expertise in technology and design, both on the inside and the outside.

The highlight for the Volkswagen marque was the presentation of the fourth generation Golf.

Foot to the floor towards a new model diversity

In 1997 the Volkswagen Group launched a large number of new models, and made its product range even more comprehensive and attractive.

The highlight of this so eventful year for the Volkswagen marque was without doubt the presentation of the fourth generation Golf at the IAA International Motor Show in Frankfurt. With its economy, its high quality, its further improved safety system for the driver and front seat passenger, and its outstanding levels of comfort, the Golf is again setting new standards.


B-1239-TS

The new Seat Cordoba Vario – more room for family and leisure




H DM 367

The new Seat Arosa – full of character and generous in size

Our numerous world premieres were accompanied by two new Variant versions. The new estate version of the Passat combines elegant design with high utility, and is well equipped to rise once again to best in class. With the Polo Variant, Volkswagen is offering the first estate car in its class in Germany.

The Audi A6 saloon was premiered at the Geneva International Motor Show in March 1997. It combines impressive looks with a state-of-the-art overall design concept. Its elegant and distinctive lines set new trends in the upper mid range. At the IAA the sporty Audi S4 with its 2.7 litre six-cylinder biturbo engine celebrated its world premiere. With the Audi duo – based on the Audi A4 Avant – Audi is for the first time offering a hybrid drive vehicle. The model, fitted with two independent drive systems, will initially be offered as part of a limited-edition lease deal. The aim

With its stylish little Seat Arosa, our Spanish marque offers another compact model in the small car segment; it is characterized by sophisticated technical features and Latin flair. The launch of the Seat Cordoba Vario at the International Motor Show in Barcelona in May extended the range of Cordoba variants. It is the first estate car made by the Seat marque, offering large amounts of luggage space for holiday travellers and displaying impressive manoeuvrability. The Cupra, a variant of the successful Ibiza in the form of an on-road version of the rally kit-car, now also presents an attractive alternative for sports-minded customers.



The Škoda Octavia – tradition combined with state-of-the-art technology

The Škoda Octavia has gained an outstanding level of acceptance on the market. At the IAA Škoda presented a world-first design study for the Octavia estate. It represents further proof that Škoda automobiles are not only functional, but can also be extremely elegant. The new Felicia Fun is intended as a leisure and fun variant. The practical two-seater with a load platform at the back can be converted quickly and easily into an airy four-seater with a roofed cab. It underscores Škoda's new innovative approach.

The foundation stones for the success of Volkswagen Commercial Vehicles were, firstly, the now full availability of the LT range and, secondly, the further market penetration of the Caddy. The core range was supplemented by high-specification special editions such as the Multivan Topstar and the California Joker, and the marque was able to gain market share on the ever more competitive key European markets.

Sales to dealers (by marque and region)	Units	1997	1996	%
Group*		**4,250,414**	**3,994,312**	**+ 6.4**
Volkswagen Passenger Cars		1,829,086	1,757,685	+ 4.1
Volkswagen Commercial Vehicles		267,177	200,295	+ 33.4
Audi		549,736	489,424	+ 12.3
Seat		616,843	508,449	+ 21.3
Škoda		372,649	277,200	+ 34.4
North America Region		309,803	300,849	+ 3.0
South America Region		738,530	752,237	– 1.8
Asia-Pacific Region		340,371	295,475	+ 15.2

Positive development in the North America region

The Volkswagen Group was able to improve its position in North America. On a generally declining US passenger car market, deliveries by the Group increased. In addition to the high number of Jetta and Cabrio registrations, the company also profited especially from the launch in late Autumn of the new Passat. A further boost to the New Beetle, which will be available as from the first half of 1998, and from the higher level of availability of the Passat. Deliveries by Audi were primarily marked by very good A4 sales figures. Since October the new A6 has also been on the market, and has enjoyed a positive response. In Mexico, we aim to win back market shares with the aid of the New Beetle and with imported models. Having been introduced in 1997, the Audi model range is now also on sale in Mexico.

Intense competition in the South America/Africa region

South America, and in particular Brazil, has become the regional focus of investments by the major automobile companies. Much-expanded capacities and intense product and price competition resulted in a more competitive market. With increased marketing activities and with the full geographical coverage of its dealership organization, Volkswagen was able to defend its market leadership in Brazil. In Argentina and South Africa the company occupied second place on the respective passenger car markets.

Improvement of position in the Asia-Pacific region

The Volkswagen Group built on its outstanding position in the Asia-Pacific region. China remains the major selling market in the region. The Santana, the Jetta and the Audi 200 were again among the bestsellers in their classes in 1997. In order to secure its number-one position on the Chinese market, in mid-year Shanghai-Volkswagen laid the foundations for a new proving ground to provide it with full development capability for automobiles. The range offered by the Volkswagen Group is also to be made more attractive with the launch of new models in the coming years. FAW and FAW-Volkswagen founded a sales joint venture in order to optimize the marketing process. To be closer to the key strategic markets such as Thailand, Taiwan and Australia, Volkswagen now controls its activities in the region through Volkswagen Group Singapore Pte. Ltd.

Volkswagen extended its lead on the Japanese import market. Expansion of the dealer network is a focus of activities in Japan too. The launch of the new



The new Škoda Felicia Fun – ***fantastic* freedom**


WOB NU 156

The Volkswagen Club already has a membership of more than a million Volkswagen customers.

Passat saloon and the new Audi A6 were the major new product events on this market.

A new car – a new generation – a new advertising campaign

The Golf is the most popular car in Europe. It is driven and admired by a greater diversity of people than any other vehicle, but whatever differences there are between those people, their sense of value is the same when it comes to the Golf. For that reason, we refer to those people as "Generation Golf". The advertising campaign for the new Golf follows that motto. It presents the new Golf in an emotional and exclusive manner, showing how it has a place right at the heart of the lives of the people who drive it.

Customer support in the Volkswagen Club

Launched in 1995, the Volkswagen Club already has a membership of more than a million Volkswagen customers. A key task of the Club is to build up a stable relationship between the customer and the local Volkswagen Club partner. Free membership, the opportunity to collect loyalty points on purchases of new or used cars and redeem them for rewards, a wide-ranging service package, the interesting Volkswagen magazine and attractive cooperation partners are major incentives to join the Club.

The Polo – for sunny moods too




VOLKSWAGEN
Sound
Foundation

Volkswagen Sound Foundation – a harmonious combination

Formula König – powered by Volkswagen


VOLKSWAGEN
Auto THOMAS
Markisen Systeme
10

Art meets Pop – Cultural sponsorship at a high level

In 1997 the Company's cultural sponsorship activities were concentrated on the visual arts and the promotion of rock and pop talent. Volkswagen made its first major appearance as an art sponsor at the "documenta X" in Kassel. With the Volkswagen Sound Foundation we have launched an initiative to support young rock and pop musicians with material assistance, promotion and advice. Our cooperation with the German music TV channel VIVA is also a part of the Sound Foundation initiative.

On the fast track in motorsport

The crowning finale to 1997 was our win in the six-hour race at Vallelunga, Italy. Constant lap times and 40 % lower fuel consumption that its petrol-driven competitors brought the 1.9 litre Golf TDI victory with eight laps to spare. In the 24-hour race at the Nürburgring the same model came second overall. It was the first time in the history of that legendary circuit that a diesel-powered vehicle had finished so far up the field.

In rallying, customer teams driving the kit-car version of Volkswagen's 191 kW Golf GTI won the British and South African manufacturers' championships, as well as gaining victories in the same category in world championship races. Seat entered a works team, and with its Ibiza kit-car dominated the 2 litre class in the world rallying championships from the outset, winning eight of the 12

Customer-oriented management of Volkswagen Financial Services AG

In 1997 Volkswagen Financial Services AG and its subsidiaries again made a major contribution to sales promotion and customer loyalty within the Group with a broad range of innovative financial products. The fleet management systems, for example, are now open to purchase customers and to fleets outside the Group. Volkswagen Bank GmbH and Volkswagen Leasing GmbH launched a particularly attractive motor insurance offer exclusively for private AutoCredit and leasing customers, under the name "Premium Light". Attractive savings and investment products such as the Direct Savings Plan were among other interesting new offers launched by Volkswagen Bank *direct.*

Fast lap times and low fuel consumption brought the Golf TDI victory.



A groundbreaker in innovative human resources policy

Bringing success to a company and improving its position on the global market demands rapid implementation of new innovations. Even more than in the past, the success of such efforts is down to people. Only with them and their ideas, their teamwork and their personal commitment, can the peak level of performance and expertise necessary to survive on the global market ultimately be attained. Innovative human resources policies can play a major role, and at the same time help to secure jobs. Volkswagen will continue to utilize that potential in future, with schemes to promote more qualification, more individual responsibility, more flexibility and mobility, and more motivation. It would not have been possible to launch such a large number of new models without the commitment of each individual person. The Board of Management would like to express its thanks to the entire workforce for their efforts and achievements to date.

The "Time Asset" scheme is a new instrument for securing jobs. It is intended to generate more added value and also to fund progressive reduction of working hours for older employees approaching retirement and the safeguarding of jobs from employees' contributions. The collective agreement laid the foundations for progressive working hours reduction models of this kind and for the Time Asset. It also establishes the preconditions for implementation of the stock option scheme. The stock option scheme means that employees actively share in the growth in company value, which is also in the interest of the stockholders. Any employee may participate in the stock option scheme, but only if he or she has first accumulated Time Assets.

Personal Development Plan

A Personal Development Plan is to be introduced for management staff. It will be progressively introduced in the course of management planning rounds.

In 1997 the Personal Development Plan project launched in the previous year was also extended for other employees of VOLKSWAGEN AG. The aim is to attain interdisciplinary and systematic development and qualification of the workforce.

Workforce on Dec. 31 (by marque and region)	Employees	1997	1996	%
Group*		**279,892**	**260,811**	**+ 7.3**
Volkswagen Passenger Cars		112,752	104,733	+ 7.7
Volkswagen Commercial Vehicles		16,949	14,623	+ 15.9
Audi		38,155	34,958	+ 9.1
Seat		15,697	15,621	+ 0.5
Škoda		19,611	17,216	+ 13.9
North America Region		16,182	14,088	+ 14.9
South America/Africa Region		40,492	39,919	+ 1.4
Asia-Pacific Region		14,782	14,825	– 0.3
Financial Services		3,793	3,579	+ 6.0
Miscellaneous/financing		1,479	1,249	+ 18.4

* Including apprentices and the workforce of 18,188 (18,268) of the not fully consolidated vehicle-producing holdings AUTOEUROPA, Shanghai-Volkswagen, FAW-Volkswagen and Chinchun Motor.

Employee pay and benefits at VOLKSWAGEN AG

million DM	1997	%	1996	%
Direct pay incl. fringe benefits in cash	6,478.6	61.1	6,138.9	56.7
Payment for hours not worked	1,564.4	14.8	1,565.8	14.5
Social insurance contributions	1,541.6	14.6	1,433.8	13.2
Pensions	992.7	9.4	907.3	8.4
Early retirement	9.1	0.1	775.1	7.2
Total	**10,586.4**	**100.0**	**10,820.9**	**100.0**
The total labour cost includes:				
Education and training	157.2	1.5	154.9	1.4
Welfare services	68.0	0.6	67.2	0.6

Teamwork in our Junior Company – developing ideas together

The first stage of the development plan was launched covering employees demonstrating a high level of internal mobility within the company. This special group of people includes our international taskforce, employees stationed abroad, and apprentices temporarily deployed at other plants. The scheme is administered, and the employees' development supported, by the Human Resources Deployment Office, established on July 1st, 1997. The office functions like an internal labour exchange, ensuring that qualified personnel are deployed in the right place at the right time.

High levels of qualification are the essential means of meeting rising demands.


GELATE
Gonzales

The LT – the intelligent investment in perform-

Qualification as the path to top performance

Lifelong learning is essential for success. As a driving force for qualification and employment, Volkswagen Coaching again provided support and assistance to its internal and external clients throughout the world in 1997 with a broad range of services. To improve management quality the "Junior Management Programme" was developed. Its aim is to identify employees with management potential in terms of their business, technical and social skills. A further element involves a character-building programme of project work, group coaching, seminar modules and customer contact.

High levels of qualification are the essential means of meeting rising demands. On the shopfloor the proportion of skilled manpower has steadily increased in recent years, and in 1997 reached 75.3 % at VOLKSWAGEN AG. Over 30 % of employees are now university or college graduates. 1,139 apprentices were taken on in full employment after successfully passing their exams.

New methods of vocational training at Volkswagen are aimed at attaining higher levels of employee qualification of the apprentices and improving the quality of training, in particular by keeping in close touch with actual company operations and by involvement in value-adding processes. One example of this is the "Junior Company" project launched this year, in which the apprentices taken on concrete tasks independently, on their own responsibility, and as part of a team. In addition to technical and specialist skills, social skills are also promoted and developed.

As part of its labour market policy measures, Volkswagen Coaching provided support to people starting new businesses, being one of the major shareholders in the newly established business startup and innovation centre "Gründungs- und Innovationszentrum



The Caddy – a versatile option

Wolfsburg". Volkswagen Coaching, together with other partners, is thereby promoting employment in the region.

New programme for the promotion of women

In order to increase the number of women in specialist and management positions, VOLKSWAGEN AG launched a wide-ranging mentoring programme in the reporting year. Male senior managers provide targeted career coaching for female potential managers. As a medium-term target, women will make up 30 % of Volkswagen management. Programmes to help reconcile the demands of career and family were implemented at all company sites.

The result of this initiative is that some eight percent of all specialist and management posts at VOLKSWAGEN AG are now occupied by women. Women represented 12.0 % of the total workforce in 1997.

Managing health

Efficient health management has improved the attendance rate by almost 3.5 % in the last six years. In 1997 VOLKSWAGEN AG achieved an impressive rate of 96.1 %, coming a major step closer to its set target of 97 %.

Key areas of activity are ergonomic workplace design and on-site healthcare services. Our measures in those areas helped substantially to improve the motivation and performance of all employees, while also cutting costs.

Our overall target is an attendance rate of 97 %.

Attendance rate of VOLKSWAGEN AG (in %)

1993	1994	1995	1996	1997
95.4	95.2	95.1	95.8	96.1


A VITTORIO EMANUELE II I MILANESI
Motta
Motta
Motta



The transformation goes on

Today more than ever, successful business management also means active management of change. This is not a question of reform in the sense of restoring the good aspects of yesterday, but of transformation – that is, future-oriented re-engineering of the present with the aim of more rapidly improving the added value benefit.

Global competition does not permit standing still or hesitation; it demands dynamism and innovation. The prerequisite for creative, efficient and cost-effective added value is globally integrated cooperation between the individual business units in the Group. That means moving away from traditional, hierarchically oriented vertical structures towards an interconnected, project-related process flow organization, supported by efficient global information and communications systems.

This change enables the creation of adequate flows of knowledge, goods and finance. The productivity and competitiveness of the Volkswagen Group are thereby strengthened.

Information technology as a strategic factor for success

Information technology is an essential component of the core business, and integrates the worldwide processes of product creation, production optimization and procurement, and marketing. It is therefore a key strategic factor for success in the automotive business.

Information systems are groundbreakers for new-style processes, and create new forms of cooperation. They are also the basis for opening up new fields of business and service industries relating to the automobile.

Customer contact on the Internet and by multimedia

Volkswagen deploys new media in its marketing process: at the dealer's showroom and, over the Internet, at the customer's home. The Internet is a new channel of communication which permits direct interaction with the customer. Multimedia communication (data, pictures, voice and video) means that design and look can be conveyed in addition to the vehicle data.

Worldwide integration on the Volkswagen Intranet

The platform and globalization strategies are made possible by networked processes. A uniform information systems strategy is the basis for improved process flow. The Volkswagen communications network (Intranet) interlinks some 30,000 users at all the company's sites in a fast, economical and secure manner.

Our aim is to advance development projects over the Intranet round the clock 24 hours a day, with team members spread around the world. Global sourcing processes, too, can be made faster and more efficient.

Global competition does not permit standing still or hesitation; it demands dynamism and innovation.

Telematics – the reliable route to your destination

gedas is one of the leading information technology service companies in Germany.

The information systems strategy

To facilitate Group-wide communication and transferability of applications, and to help add value to Volkswagen's core business, we have defined the following basic requirements:

1. Engineering of business processes
2. Use of standard software
3. Project management

Before an information system (IS) is introduced an analysis is undertaken of the business process for which the system is to be developed. The process is re-engineered. Where it is beneficial to support such re-engineering with information systems, a review is carried out prior to the start of a new development as to whether suitable standard software is already available. A project management system oriented to short project times controls the new developments. For dedicated software developments Volkswagen has adopted a Group-wide IS platform strategy which, for example, defines the operating systems and programming languages to be used, and offers substantial cost benefits.

The deployment of standard software within the Group is primarily advanced in the Finance department (SAP R/3), in product creation (CATIA) and for production control (FIS). Furthermore, Volkswagen actively influences the development of standard industry solutions such as SAP-Automotive, a software package intended for use in the product data management and logistics fields.

The consolidation of information processing centres in Europe from 15 to a medium-term target of just three is another example of improved productivity in the field of information systems. Since 1994 this has brought about a cost reduction of 52 % per MIPS (million instructions per second).

Group-wide use of resources in the IS Virtual Company

In organizational terms the IS Virtual Company is the framework for collaboration between the information systems units of the Volkswagen Group. It incorporates all marques, regions and other Group companies. The IS Virtual Company is based on project-oriented self-organization, using the jointly devised and adopted IS platform standards.

As a result of worldwide use of resources and rapid implementation, the IS Virtual Company guarantees customer-oriented, cost-effective IS solutions devised jointly by the IS units spread throughout the world. Duplicate developments are avoided and the competitiveness of the company is strengthened.

gedas – The trademark for innovative information technology

"Volkswagen-Gesellschaft für technische Datenverarbeitungssysteme GmbH" (VW Technical Data Processing Systems), with its head office in Berlin, is a 100 % subsidiary of VOLKSWAGEN AG, and has a capital stock of 30 million DM. On January 1, 1998 the company was renamed "gedas GmbH", in order to illustrate its independence. It actively offers its services on the market – in 1997 37 % (previous year: 27 %) of its sales in Germany were generated outside the Volkswagen Group – and is already today one of the leading information technology service companies in Germany. A key area of its activities is in IT solutions for the automotive and manufacturing industries. As well as offices in Berlin, Dresden, Kassel, Munich, Wiesbaden, Wolfsburg and Zwickau, the gedas Group also offers the full range of its services in Spain, France and Great Britain for example. Outside Europe, gedas is represented in the USA, Mexico, Brazil and China.


MILNER

The new Polo Variant – exterior elegance and interior space

Telematics services –
A new Volkswagen field of business

Telematics – a combination of telecommunications and information technology – permits onboard services to be provided in vehicles. On November 1 the gedas subsidiary "gedas telematics GmbH" was founded. The company will develop, manufacture and market onboard telematics services for private cars and commercial vehicles, and for local public transport. The new business field includes elements such as safety, remote diagnosis, infotainment and dynamic routing; that is, intelligent traffic routing incorporating up-to-the-minute traffic information. With this, Volkswagen is opening up new roads to greater customer satisfaction and loyalty.


Stück 1
WKN 768 400
Nr.
Eine Aktie
über Fünfzig
Deutsche Mark
VOLKSWAGEN
AKTIENGESELLSCHAFT


VOLKSWAGEN AG
WKN 768 400
Stück 1
Nr.

Development of end-of-month share prices


600
550
500
450
400
350
300
250
200
150
100
1993
1994
1995
1996
1997
Volkswagen ordinary shares
DAX Index
Dow Jones Index

(Index: as at 31.12.1992 ≙ 100)

DAX and Volkswagen share both breaking records

The favourable development of the world economy, the strong US Dollar and low interest and inflation rates all had a positive effect on the German stock market. Through to the Summer, the German Share Index (the DAX) was continually reaching new record levels. In July it broke through the 4,000 point barrier, reaching a high for the year of 4,438.93 points.

Exchange rate turbulence in Asia impacted on German stocks in the fourth quarter, however, resulting in heavy fluctuation of the DAX. Its closing level of 4,249.69 points at year end 1997 was 47.1 % higher than the year before.

The consistent implementation of our strategy, the broad acceptance of our new models on the various markets and the increased exports of the Volkswagen Group were the reasons why the price of the Volkswagen ordinary share was able to outperform the DAX. In the year under review the share price remained continuously above the 1996 high of 637.50 DM, apart from on the first two trading days. The high for 1997, reached in July, was 1,484.00 DM.

The subscription price for the capital increase with stockholders' subscription rights announced by VOLKSWAGEN AG on September 5th, 1997 was set on October 24th, 1997 at 1,010.00 DM. The spot price of the Volkswagen ordinary share on that date was 1,163.00 DM. However, the stock market turbulence originating in Asia also had its effect on

In July 1997 the DAX index broke through the 4,000 point barrier for the first time.

At a closing price of 1,005.00 DM, the Volkswagen ordinary share price was a substantial 57.6 % up on the 1996 year-end.

the development of our share price, and on Monday, October 27th, 1997 the Volkswagen ordinary share price fell to 1,115.00 DM. On the following day the price in on-the-floor trading fluctuated between 949.50 DM and 1,013.00 DM; the spot price was 1,010.00 DM. In view of these developments, the Board of Management of VOLKSWAGEN AG decided to postpone the further stages of the capital increase.

At a closing price of 1,005.00 DM, the Volkswagen ordinary share was a substantial 57.6 % up on the 1996 year-end; in the same period the preferred share rose in value by 57.0 % to 771.00 DM. At the end of February 1998 the price of the ordinary share was 1,192.50 DM.

Following the stabilization of share prices on the European stock markets, on March 9th, 1998 the Board of Management of VOLKSWAGEN AG resolved to continue with the capital increase.

The Supervisory Board and Board of Management will propose to the Annual Meeting of Stockholders in June 1998 that the structure of the share capital of VOLKSWAGEN AG be amended. Each 50 DM nominal value share is to be replaced by ten individual share certificates (shares with no nominal value). We expect this change to make the Volkswagen share even more attractive to a broader circle of investors. It will also be a response to the increasing level of internationalization.

Employee share programme continued

The employees of VOLKSWAGEN AG were again given the opportunity to acquire a preferred share on attractive terms in 1997. As a result of the higher market price, the price per share was set at 615.30 DM, 329.30 DM higher than in the previous year. The higher issue price was the main reason for the lower level of subscription in the year under review; 16,130 new shares were purchased. As a result, the subscribed capital increased by 0.8 million DM.

DVFA-based earnings

The earnings per share under the terms of commercial law were again improved in the past fiscal year; they totalled 34.47 (19.77) DM. Earnings according to the DVFA/SG (German Association for Financial Analysis and Investment Consultancy/Schmalenbach Society), which express the net earnings adjusted by special effects and thus represent a profitability figure suitable for period and inter-company comparison, were 3.2 (1.9) billion DM. Including three million shares stemming from the capital increase in October 1997, the DVFA-based earnings per share amounted to 81.50 (55.00) DM. The DVFA-based result was influenced primarily by changes in the valuation of fixed assets and inventories (see also pages 73 and 74). These changes alone made a difference of 47 DM per share.

Development of dividends		1993	1994	1995	1996	1997
Number of shares at 31.12.						
Ordinary shares	in thousands	27,000	27,000	27,749	27,749	30,896[1]
Preferred shares	in thousands	6,413	6,472	6,535	8,745	9,738[1]
Dividend						
per ordinary share	DM	2.00	3.00	6.00	9.00	12.00
per preferred share	DM	2.00	4.00	7.00	10.00	13.00
Tax credit						
per ordinary share	DM	1.13	1.29	2.57	3.86	5.14
per preferred share	DM	1.13	1.71	3.00	4.29	5.57

Key figures per share		1993	1994	1995	1996	1997
Net earnings	DM	– 58.28	4.50	10.03	19.77	34.47[2]
Earnings acc. to DVFA/SG[3]	DM	– 51.00	9.50	22.00	55.00	81.50[2]
Cash flow[4]	DM	109.24	263.94	206.79	205.54	182.28[2]
Stockholders' equity	DM	463.30	425.41	369.09	365.00	352.41[1]
Price/earnings ratio acc. to DVFA/SG[3]	Factor	– 8.5	44.8	21.9	11.6	12.3
Price/cash flow[4] ratio	Factor	4.0	1.6	2.3	3.1	5.5
Dividend return	%	0.7	1.0	1.8	2.0	1.7

Development of the share price		1993	1994	1995	1996	1997
Ordinary share						
Closing	DM	435.00	425.50	481.00	637.50	1,005.00
High	DM	439.20	548.00	485.70	637.50	1,484.00
Low	DM	243.00	404.00	335.50	480.20	632.25
Preferred share						
Closing	DM	359.00	340.50	347.80	491.00	771.00
High	DM	362.50	438.00	354.20	493.50	1,106.00
Low	DM	210.00	324.00	265.50	346.80	486.00

Sales turnover on German stock markets		1993	1994	1995	1996	1997
Turnover in VW ordinary shares	billion DM	112.2	111.4	81.1	110.2	192.3
Turnover in DAX quoted shares	billion DM	1,533.9	1,572.1	1,349.0	1,889.5	2,740.0
Volkswagen portion	%	7.3	7.1	6.0	5.8	7.0

[1] Including the 3,000,000 shares originating from the capital increase in October 1997 and the 16,130 new shares issued to employees which do not carry dividend rights until January 1, 1998 and the 1,124,006 new shares issued in connection with the exercise of option rights.
[2] Based on the capital stock carrying dividend rights for 1997 including the capital increase in October 1997.
[3] German Association for Financial Analysis and Investment Consultancy/Schmalenbach Society.
[4] Cash flow excluding depreciation/write-up of leasing and rental assets (since 1994 determined on the basis of the recommendations of the Schmalenbach Society).

The growth of the Financial Services Division was demonstrated by the increase in the Division's share of the overall Group balance-sheet total, to 39.3 %.

Expansion of Financial Services Division sustained

The growth of the Financial Services Division was demonstrated by the increase in the Division's balance-sheet total. The growth resulted mainly from Europe and the North America region. The proportion of the overall Group balance-sheet total accounted for by the Division increased from 37.0 % at the end of 1996 to 39.3 % as at December 31st, 1997.

The book value of the leasing and rental assets contained in the Group's fixed assets totalled 12.8 billion DM at the end of 1997, against 12.1 billion DM in 1996. The receivables included in "Other assets" as per the balance-sheet date in respect of customer and dealer financing totalled 22.3 billion DM (+ 14.8 %). Of the Group's liabilities to banks stated in the consolidated balance sheet, 12.6 billion DM (+ 5.5 %) relate to financial services operations. Other liabilities, provisions and deferred income relating to this sector have a total volume of 9.0 billion DM. The stockholders' equity of the Financial Services Division increased by 665 million DM to 3.1 billion DM; the equity ratio in the published financial statements according to commercial law was 7.8 %, against 7.0 % in the previous year.

Innovative refinancing concepts of the Financial Services Division

The issue by Volkswagen Financial Services AG (VW FS AG) of a programme of Multi-Currency Euro Medium-Term Notes (EMTN) in 1996 was successfully taken up in various currencies and over various terms.

As a further measure to broaden its refinancing base, in March 1997 VW FS AG became the first German company to issue a Samurai Bond on the Japanese market. This instrument, with a value of 20 billion Yen, has a term of three years and was successfully placed with private Japanese clients. Thus, by way of its Amsterdam-based financing subsidiary Volkswagen Financial Services N.V., VW FS AG has opened up a new investment sector.

In order to strengthen the equity base of the VW FS AG Group, Volkswagen Bank GmbH created additional top-up capital in two stages. The issues of registered participating certificates and the intra-Group subordinated loans taken out represent a utilization of the legal possibilities of equity capital procurement in accordance with the German Credit Act (Kreditwesengesetz).

Derivative financial instruments to limit risk

High demands were again placed on the management of interest rate and currency positions in the past year. The limitation of risk by means of derivative financial instruments as carried out in previous years was continued unchanged; the derivatives are deployed solely to limit the interest rate and currency risks, based on underlying commercial transactions. Forward foreign exchange transactions and currency options are entered into primarily to hedge against exchange rate losses in respect of future sales and material purchases in foreign currencies. In order to maintain the high standards set by the German Federal Banking Supervisory Office (Bundesaufsichtsamt für das Kreditwesen), to which Volkswagen voluntarily adheres, it was decided in 1997 to purchase a unified-platform computer system. The system ensures the stipulated separation of dealing, monitoring and back-office activities. At the same time it provides maximum efficiency in the execution of centralized Treasury operations within the Group. The implementation started in the course of the year under review is scheduled to be completed in 1998.

The forward foreign exchange and option transactions are valued on a strict imparity basis throughout the Volkswagen Group, with the agreed exchange rates being compared against the market rates on the balance-sheet date. A negative difference in valuation is booked as a provision or value adjustment; book profits on valuations are not taken.

At the year-end, the nominal values of the derivative financial instruments used were as follows:

Forward foreign exchange transactions and currency options are entered into primarily to hedge against exchange rate losses in respect of future sales and material purchases in foreign currencies.

million DM	31.12.1997	31.12.1996
Forward foreign exchange transactions	12,447	26,502
Interest swaps and combined interest/currency swaps	16,289	14,834
Interest/currency options	3,771	4,288
Other forward transactions	–	40
Total	**32,507**	**45,664**

In accordance with the expansion of business, the balance-sheet total increased to 101.6 billion DM.

Financial ratios marked by expansion of business

In accordance with the expansion of business in 1997, the balance-sheet total increased from 94.6 billion DM to 101.6 billion DM. Tangible fixed assets increased at a higher percentage rate than current assets, partly due to the significant increase in capital investments. In the current assets, inventories increased in line with production as a result of the numerous new model start-ups. Principally as a result of the expansion in dealer and customer financing, receivables increased by 10.6 %. Liquid funds including securities classified as current assets totalled 16.5 billion DM, slightly below the previous year's level.

On the equity and liabilities side of the balance sheet, stockholders' equity increased as a result of the improved net earnings and the in-payments against the subscribed capital and into the capital reserve. Additions to the subscribed capital comprised:

- the issue of shares to employees amounting to 0.8 million DM, entered in the Register of Companies on October 13th, 1997;
- a capital increase against contribution, utilizing the approved capital stock and amounting to 150 million DM, of which uncalled capital contributions totalling 112.5 million DM, entered in the Register of Companies on October 24th, 1997;
- subscription to shares resulting from the exercise of options arising from still existing option bonds in the total amount of 56.2 million DM.

The Group's overall stockholders' equity rose by 1.0 billion DM to 14.3 billion DM; the equity ratio remained at the previous year's level of 14.1 %. The increase in outside capital was mainly due to the expanding banking and financing business and to the increased provisions.

Financing of the again increased capital investments was at a high level. Cash flow excluding leasing and rental assets increased by 152 million DM to 7,199 million DM, and financed the major part (73.1 %) of capital investments in new products and the associated manufacturing facilities. As in the previous year, the ratio of stockholders' equity and long-term liabilities to fixed assets, which indicates the degree to which the latter are financed by the former, was at a comparably high level of 73.6 %. The ratio of interest-bearing outside borrowings to the balance-sheet total rose by 0.9 percentage points, to 32.2 %.

Key financial and earnings ratios

	1993	1994	1995	1996	1997
Ratio of tangible fixed assets to total assets (%)[1]	29.1	25.2	21.7	21.8	22.2
Rate of inventory turnover (factor)[2]	6.9	8.7	9.4	9.7	10.5
Equity ratio (%)					
– Automotive	22.2	20.8	19.3	20.5	20.8
– Financial Services	8.3	6.9	7.0	7.0	7.8
– Group	19.5	17.6	15.1	14.1	14.1
Cash flow as % of capital investments[3][4]	75.1	156.1	100.9	80.6	73.1
Cash flow as % of sales[3]	4.7	11.0	7.9	7.0	6.4
Total debt-equity ratio (years)[5]	5.2	2.8	3.4	3.7	3.9
Return on sales before tax (%)	– 2.1	0.6	1.3	2.0	3.4
Return on sales after tax (%)	– 2.5	0.2	0.4	0.7	1.2

[1] Percentage of net book values of total assets represented by tangible fixed assets (balance-sheet total).
[2] Quotient of sales proceeds and inventories.
[3] Cash flow excluding depreciation/write-up of leasing and rental assets (since 1994 determined on the basis of the recommendations of the Schmalenbach Society).
[4] Capital investments excluding additions to leasing and rental assets.
[5] Effective indebtedness (outside borrowings minus liquid funds, securities classified as current assets and short-term receivables and loans given) in relation to cash flow.

Balance-sheet structure by Division (before consolidation)

	Automotive				Financial Services				Volkswagen Group			
million DM	1997	%	1996	%	1997	%	1996	%	1997	%	1996	%
Fixed assets	31,453	40.0	28,460	38.6	13,264	33.2	12,730	36.4	39,515	38.9	36,143	38.2
Current assets	47,161	60.0	45,356	61.4	26,704	66.8	22,277	63.6	62,121	61.1	58,425	61.8
Total assets	**78,614**	**100.0**	**73,816**	**100.0**	**39,968**	**100.0**	**35,007**	**100.0**	**101,636**	**100.0**	**94,568**	**100.0**
Stockholders' equity	16,319	20.8	15,120	20.5	3,111	7.8	2,446	7.0	14,320	14.1	13,320	14.1
Outside capital	62,295	79.2	58,696	79.5	36,857	92.2	32,561	93.0	87,316	85.9	81,248	85.9
long-term	12,379	15.7	11,726	15.9	1,603	4.0	1,511	4.3	14,750	14.5	13,517	14.3
medium-term	13,369	17.0	14,449	19.6	15,125	37.8	13,107	37.4	21,903	21.6	22,450	23.7
short-term	36,547	46.5	32,521	44.0	20,129	50.4	17,943	51.3	50,663	49.8	45,281	47.9
Total capital	**78,614**	**100.0**	**73,816**	**100.0**	**39,968**	**100.0**	**35,007**	**100.0**	**101,636**	**100.0**	**94,568**	**100.0**

The positive trend in earnings seen in recent years was continued in 1997.

Improved earnings

The positive trend in earnings of the Volkswagen Group seen in recent years was continued in 1997. The successful sales of our product range, up by 13.1 % to 113.2 billion DM, combined with the lesser increase in cost of sales, led to a substantial increase in gross profit. The ratio of gross profit to sales proceeds increased from 9.6 % in 1996 to 10.9 % in the year under review. The gross profit more than covered the selling, distribution and administration costs in 1997, although the model changes and increase in unit sales led to higher selling and distribution costs. The balance of other operating income and expenses was 1.3 billion DM. These items were reduced overall, in particular as a result of fewer exchange rate influences. The financial result, totalling 2 billion DM, again made an increased contribution to the Group's net earnings. The main factors in the 95.1 % increase in profit from ordinary business, to 3.8 billion DM, were our selling successes and improved cost structures. The return on pre-tax sales rose from 2.0 % to 3.4 %. This was a further step towards our medium-term target of at least 6.5 %; it also shows how much work is still to be done, however. Taxes on income increased by 92.1 % to 2.5 billion DM; the tax load ratio was 64.6 (65.6) %. With net earnings of 1.4 billion DM, the return on sales after tax improved from 0.7 % to 1.2 %.

Increase in gross liquidity

The short-term liquidity statement of the Volkswagen Group – based on the schema of the Schmalenbach Society – details the sources and appropriation of funds. Cash flow rose by 1.1 billion DM over the previous year to 12.2 billion DM. The negative balance of other internal financing resulted in an overall total of self-generated funds of 11.1 billion DM. Capital investments including additions to leasing and rental assets led to an outflow of funds totalling 13.7 billion DM, resulting in a net cash flow of –2.6 billion DM. Taking account of the positive effect of financing operations, gross liquidity increased by 121 million DM, totalling 18.1 billion DM at the end of the year. As a result of the further expansion in the financial services sector in particular, total third-party borrowings within the Group rose by 2.9 billion DM to 33.0 billion DM. Net liquidity was thus –14.9 billion DM.

Development of short-term liquidity of the Volkswagen Group

million DM	1997	1996
Net earnings	+ 1.361	+ 678
Depreciation and write-up of fixed assets	+ 5.987	+ 4.780
Depreciation and write-up of leasing and rental assets	+ 4.982	+ 4.042
Change in medium and long-term provisions	+ 473	+ 2.294
Other expenses and income not affecting payments	– 622	– 706
Cash flow	**+ 12.181**	**+ 11.088**
Change in short-term provisions	+ 922	+ 2.070
Change in inventories and trade receivables	– 3.798	– 4.973
Change in liabilities (excluding credit liabilities)	+ 1.754	+ 3.199
Other internal financing	**– 1.122**	**+ 296**
Total internal financing	**+ 11.059**	**+ 11.384**
Disposals of fixed assets and leasing and rental assets	+ 2.613	+ 2.182
Additions to tangible fixed assets *	– 8.222	– 7.329
Additions to financial assets **	– 365	– 311
Additions to leasing and rental assets	– 7.734	– 7.639
Capital investments	**– 13.708**	**– 13.097**
Net cash flow	**– 2.649**	**– 1.713**
Inpayments in respect of capital increases	+ 335	+ 500
Outpayments to stockholders (dividends)	– 325	– 220
Other equity finance	– 156	– 13
Change in financial liabilities	+ 2.916	+ 2.342
Inflow/outflow of funds in respect of financing operations	**+ 2.770**	**+ 2.609**
Change in gross liquidity	**+ 121**	**+ 896**
Gross liquidity at start of period	**+ 17.932**	**+ 17.036**
Gross liquidity at end of period	**+ 18.053**	**+ 17.932**

* Including intangible assets.
** Excluding some of the long-term financial investments and excluding equity valuation of the companies not fully consolidated into the Group financial statements.

million DM	Automotive 31.12.97	Automotive 31.12.96	Financial Services 31.12.97	Financial Services 31.12.96	Volkswagen Group 31.12.97	Volkswagen Group 31.12.96	Change
Liquid funds	12,565	12,944	527	184	12,613	13,080	– 467
Securities	3,678	3,311	202	188	3,880	3,499	+ 381
Long-term financial investments	2,160	1,903	–	–	1,560	1,353	+ 207
Gross liquidity	**18,403**	**18,158**	**729**	**372**	**18,053**	**17,932**	**+ 121**
Total third-party borrowings	**– 15,689**	**– 14,950**	**– 31,494**	**– 27,080**	**– 32,990**	**– 30,074**	**– 2,916**
Net liquidity	**+ 2,714**	**+ 3,208**	**– 30,765**	**– 26,708**	**– 14,937**	**– 12,142**	**– 2,795**

Added value of the Volkswagen Group

The added value indicates the increase in value generated by a company during a specific period and represents its contribution to the gross national product. In the past year the Volkswagen Group's added value increased by 8.7 % to 27.7 billion DM. Sales per employee increased from 423,000 DM to 453,000 DM. Added value per employee improved by 2.9 % over the previous year, to 111,000 DM.

Sources	million DM	1997	1996
Sales		113,245	100,123
plus other income		11,512	11,520
less expenditures		97,047	86,146
Added value		**27,710**	**25,497**

Distribution	million DM	1997	%	1996	%
To:	In the form of:				
stockholders	dividend	483	1.7	323	1.3
the workforce	wages, salaries, fringe costs	20,686	74.7	20,708	81.2
the State	taxes, levies	2,891	10.4	1,665	6.5
creditors	interest	2,772	10.0	2,446	9.6
the company	transfer to reserves	878	3.2	355	1.4
Added value		**27,710**	**100.0**	**25,497**	**100.0**

Introduction of the Euro in 1999

The Treaty of Maastricht lays down the introduction of a single European currency with effect from January 1st, 1999. In our opinion the Euro will result in greater price transparency, increased international trade, more competition and, in the long term, more economic growth. We intend to take the opportunities it offers, and it was for that reason that, as early as 1996, we formed a project team to identify need for action and define the necessary changeover measures on an interdisciplinary basis in all our organizational units. Our aim as from 1999 is to be able to additionally offer the Group's products and services to our customers in Euros. This includes the process of currency management as well as the possibility that our dealers and suppliers may likewise set their prices in Euros. The Volkswagen price strategy in response to the changing monetary conditions aims at improving value-for-money by continuously increasing the added value of the product. This will then form the basis for continuous upward repositioning on the market. The consistent implementation of the platform strategy for vehicles and assemblies establishes the fundamental prerequisites for this. Volkswagen will respond to the introduction of the Euro by pursuing its existing price harmonization measures accordingly.

Our aim as from 1999 is to be able to additionally offer the Group's products and services to our customers in Euros.

Structure of the VOLKSWAGEN AG balance sheet

Assets	million DM	31.12.1997	%	31.12.1996	%
Fixed assets		19,231	45.3	17,515	43.7
Inventories		3,213	7.6	3,059	7.6
Receivables		12,330	29.1	11,505	28.7
Liquid funds		7,659	18.0	7,993	20.0
Total assets		**42,433**	**100.0**	**40,072**	**100.0**

Stockholders' equity and liabilities	million DM	31.12.1997	%	31.12.1996	%
Stockholders' equity		12,549	29.6	11,755	29.3
Long-term liabilities		9,124	21.5	8,666	21.6
Medium-term liabilities		7,102	16.7	7,252	18.1
Short-term liabilities		13,658	32.2	12,399	31.0
Total capital		**42,433**	**100.0**	**40,072**	**100.0**

Structure of the VOLKSWAGEN AG statement of earnings January 1 – December 31, 1997

	million DM	1997	%	1996	%
Sales		**54,285**	**100.0**	**49,891**	**100.0**
Cost of sales		50,488	93.0	46,969	94.1
Gross profit		**+ 3,797**	**7.0**	**+ 2,922**	**5.9**
Selling, distribution and administration expenses		3,928	7.2	4,040	8.1
Other operating income and expenses		+ 942	1.7	+ 448	0.9
Financial results		+ 1,390	2.6	+ 1,798	3.6
Results from ordinary business activities		**+ 2,201**	**4.1**	**+ 1,128**	**2.3**
Taxes		1,235	2.3	498	1.0
Net earnings		**+ 966**	**1.8**	**+ 630**	**1.3**

The financial statements of VOLKSWAGEN AG will be published in the Bundesanzeiger and submitted to the Register of Companies at the Wolfsburg District Court. Copies of the financial statements are available free of charge from VOLKSWAGEN AG, Finanz-Analytik und -Publizität, Brieffach 1848-2, D-38436 Wolfsburg, Germany.

The proportion of total revenue generated by sales in Germany fell in comparison with the previous year as a result of reduced deliveries.

Segmental reporting:
Sales proceeds by economic region

Broken down by country of origin, Group sales were dominated by Germany, which generated 62.6 (63.9) % of the total. Including the rest of Europe, the proportion of total sales generated in that region remained at the previous year's level of 81.6 %. The proportion of sales originating in North and South America together increased only slightly over the previous year. The shares of total sales of the Africa and the Asia-Pacific regions each fell by 0.1 percentage points.

Based on selling region, most of the sales proceeds of the Volkswagen Group were generated in Europe, and just under half of those in Germany. The proportion of total revenue generated by sales in Germany fell in comparison with the previous year as a result of reduced deliveries. In contrast, the rest of Europe recorded a substantial rise. Sales proceeds in North America also developed positively. The fall in the Asia-Pacific region resulted from reduced unit deliveries by Volkswagen do Brasil and by AUDI AG.

	Sales originating in the region				Sales generated in the region			
million DM	1997	%	1996	%	1997	%	1996	%
Germany	70,868	62.6	63,924	63.9	39,191	34.6	36,419	36.4
Europe (excl. Germany)	21,528	19.0	17,762	17.7	44,139	39.0	37,724	37.7
North America*	4,632	4.1	3,807	3.8	11,617	10.3	7,720	7.7
South America	14,846	13.1	13,231	13.2	12,152	10.7	12,036	12.0
Africa	916	0.8	872	0.9	1,731	1.5	1,693	1.7
Asia-Pacific**	455	0.4	527	0.5	4,415	3.9	4,531	4.5
Total	**113,245**	**100.0**	**100,123**	**100.0**	**113,245**	**100.0**	**100,123**	**100.0**

* Including Mexico (previous year's figure adjusted).
** Geographical

Key Figures of the Marques and Regions

	Vehicle sales		Production		Workforce		Sales		Capital investments	
	000 units 1997	Change %	000 units 1997	Change %	31.12. 1997	Change %	DMm 1997	Change %	DMm 1997	Change %
Volkswagen Passenger Cars	1,829	+ 4.1	1,467	– 2.1	112,752	+ 7.7	59,924	+ 11.4	4,158	+ 21.9
VOLKSWAGEN AG (passenger cars)	1,511	+ 1.2	1,004	– 8.0	83,776	+ 4.0	48,311	+ 7.8	3,438	+ 30.5
Volkswagen Saxony companies	110	+ 25.5	110	+ 25.5	5,207	+ 74.2	3,383	+ 56.8	315	– 44.0
Volkswagen Bruxelles S.A.	167	– 14.7	167	– 14.7	6,057	+ 3.2	3,147	– 12.6	166	+ 85.4
Volkswagen Navarra, S.A.	277	+ 10.0	277	+ 10.0	4,877	+ 8.1	3,441	+ 7.2	62	+ 67.1
Groupe VOLKSWAGEN France s.a.	204	– 10.2	–	–	622	– 2.8	5,412	– 0.7	7	– 7.3
AUTOGERMA S.p.A.	254	+ 12.3	–	–	554	+ 2.2	5,809	+ 12.2	6	– 29.9
VOLKSWAGEN Group United Kingdom Ltd.	207	+ 12.7	–	–	621	+ 62.1	6,909	+ 43.8	4	+ 37.2
Volkswagen Commercial Vehicles *	267	+ 33.4	226	+ 47.7	16,949	+ 15.9	7,657	+ 19.6	238	– 26.7
Audi	550	+ 12.3	558	+ 13.5	38,155	+ 9.1	22,410	+ 19.2	1,967	+ 36.1
Seat	617	+ 21.3	467	+ 12.5	15,697	+ 0.5	11,950	+ 25.5	271**	– 23.1
Škoda	373	+ 34.4	357	+ 35.7	19,611	+ 13.9	5,157	+ 53.6	405	– 31.6
North America Region	310	+ 3.0	259	+ 12.0	16,182	+ 14.9	9,454	+ 26.0	855	+ 75.6
Volkswagen de Mexico, S.A. de C.V.	259	+ 12.1	259	+ 12.0	15,196	+ 16.1	5,745	+ 35.3	748	+ 95.1
VOLKSWAGEN OF AMERICA, INC.	171	+ 5.3	–	–	729	– 0.5	6,379	+ 28.2	106	+ 9.3
Volkswagen Canada Inc.	29	+ 5.7	–	–	257	– 2.3	879	+ 12.8	1	– 80.0
South America/Africa Region	739	– 1.8	719	+ 3.3	40,492	+ 1.4	14,469	+ 6.7	743	– 6.8
Volkswagen do Brasil Ltda.	609	– 0.3	570	+ 1.5	31,073	+ 3.9	11,768	+ 7.5	625	+ 0.1
Volkswagen Argentina S.A.	116	+ 20.9	91	+ 35.3	3,640	+ 3.8	2,335	+ 25.0	75	– 42.9
Volkswagen of South Africa (Pty.) Ltd.	56	– 16.0	58	– 14.0	5,779	– 11.2	1,387	– 1.9	44	+ 2.8
Asia-Pacific Region	340	+ 15.2	285	+ 20.7	14,782	– 0.3	2,052	+ 0.5	82	x
Shanghai-Volkswagen Automotive Company Ltd.	230	+ 15.1	230	+ 15.1	10,009	– 3.1	5,540	+ 25.3	182	– 3.2
FAW-Volkswagen Automotive Company, Ltd.	41	+ 56.8	47	+ 72.9	3,845	+ 3.7	1,020	+ 85.8	81	– 71.4
VOLKSWAGEN Group Japan K.K.	60	– 0.3	–	–	353	+ 2.0	2,003	– 1.9	6	– 10.6
Volkswagen Group	4,250	+ 6.4	4,291	+ 7.9	279,892	+ 7.3	113,245	+ 13.1	9,843	+ 12.6

* As from 1997 including Volkswagen Poznan Sp. z o.o.
** Excluding contributions from Volkswagen Navarra, S.A. and VOLKSWAGEN FINANCE, S.A.

Results of Major Companies
(million DM)

Company	Subscribed capital 31.12.1997	Results after taxes[1] 1997	1996
VOLKSWAGEN AG	2,032[2]	966	630
Volkswagen Sachsen GmbH	10	47[3]	2[3]
Sächsische Automobilbau GmbH	10	24	207
Volkswagen Bruxelles S.A.	105	15	95
Volkswagen Bratislava, spol. s r.o.	108	6	10
Groupe VOLKSWAGEN France s.a.	25	104	150
AUTOGERMA S.p.A.	143	32	53
VOLKSWAGEN Group United Kingdom Ltd.	23	188	83
AUDI AG 98.99 % VOLKSWAGEN AG	215	360[3]	250[3]
SEAT, S.A.	0[4]	131	63
ŠKODA, automobilová a.s.[5] 70 % VOLKSWAGEN AG	934	61	9
Europcar International S.A. 50 % VOLKSWAGEN AG	299	10[6]	– 1[6]

[1] The figures are based on financial statements drawn up according to national regulations.
[2] Including uncalled outstanding capital contributions totalling DM 112.5 million.
[3] Before profit assumption.
[4] The subscribed capital of SEAT, S.A. totals 20 million Pesetas (DM 241,000).
[5] From January 1, 1998 the company name is ŠKODA, AUTO a.s.
[6] Pro rata result.

Company	Subscribed capital 31.12.1997	Results after taxes[1] 1997	1996
VOLKSWAGEN OF AMERICA, INC.	534	- 24	63
Volkswagen Canada Inc.	2	7	14
Volkswagen de Mexico, S.A. de C.V.	288	57	31
Volkswagen do Brasil Ltda.	900	49	292
Volkswagen Argentina S.A.	322	55	16
Volkswagen of South Africa (Pty.) Ltd.	25	- 110	18
Shanghai-Volkswagen Automotive Company Ltd. 50 % VOLKSWAGEN AG	260	348[6]	258[6]
FAW-Volkswagen Automotive Company, Ltd. 30 % VOLKSWAGEN AG, 10 % AUDI AG	649	16[6]	0[6]
VOLKSWAGEN Group Japan K.K.	300	44	56
Volkswagen Financial Services AG	863	112[3]	102[3]
Coordination Center Volkswagen S.A. 60 % VOLKSWAGEN AG, 40 % Volkswagen Bruxelles S.A.	674	192	180
Volkswagen International Finance N.V.	204	15	10
Volkswagen Investments Ltd.	600	37	40

▭ Producing Companies
▭ Distributing Companies
▭ Other Companies

Balance Sheet of the Volkswagen Group, December 31, 1997 – million DM –

Assets			Note	Dec. 31,1997	Dec. 31,1996
Fixed assets			(1)		
Intangible assets				111	120
Tangible assets				22,594	20,631
Financial assets				4,006	3,274
Leasing and rental assets				12,804	12,118
				39,515	**36,143**
Current assets					
Inventories			(2)	10,827	10,368
Receivables and other assets			(3)	34,615	31,205
Securities			(4)	3,880	3,499
Cash on hand, deposits at German Federal Bank and Post Office Bank, cash in banks				12,613	13,080
				61,935	**58,152**
Prepaid and deferred charges			(5)	**186**	**273**
Balance-sheet total				**101,636**	**94,568**

Stockholders' equity and liabilities			Note	Dec. 31,1997	Dec. 31,1996
Stockholders' equity					
Subscribed capital of VOLKSWAGEN AG			(6)	2,032	1,825
Ordinary shares		1,545			
Non-voting preferred shares		487			
Potential capital	289				
Uncalled outstanding capital contributions				– 113	
Called-up capital				1,919	
Capital reserve			(7)	5,186	4,946
Revenue reserves			(8)	5,235	4,378
Net earnings available for distribution				487	318
Minority interests				323	468
				13,150	**11,935**
Special items with an equity portion			(9)	**1,161**	**1,374**
Special item for investment subsidies			(10)	**9**	**11**
Provisions			(11)	**37,423**	**36,026**
Liabilities			(12)	**46,983**	**41,996**
Deferred income			(13)	**2,910**	**3,226**
Balance-sheet total				**101,636**	**94,568**

Statement of Earnings of the Volkswagen Group for the fiscal year ended December 31, 1997 – million DM –

	Note	1997	1996
Sales	(14)	**113,245**	**100,123**
Cost of sales		100,926	90,504
Gross profit		**+ 12,319**	**+ 9,619**
Selling and distribution expenses		9,027	8,301
General administration expenses		2,782	2,660
Other operating income	(15)	6,694	7,487
Other operating expenses	(16)	5,404	5,760
Results from participations	(17)	+ 509	+ 509
Interest results	(18)	+ 1,580	+ 1,209
Write-down of financial assets and securities classified as current assets		43	131
Results from ordinary business activities		**+ 3,846**	**+ 1,972**
Taxes on income		2,485	1,294
Net earnings	(19)	**+ 1,361**	**+ 678**

Notes on the Financial Statements of the Volkswagen Group for the Fiscal Year Ended December 31, 1997

Financial statements in accordance with commercial law

The consolidated financial statements of the Volkswagen Group have been prepared in accordance with the provisions of the German Commercial Code, with due regard to the provisions of the Corporation Act.

In order to improve clarity, we have combined certain items in the balance sheet and statement of earnings. These items are shown separately in the notes on the financial statements. In the interest of improved international comparability, the statement of earnings has been prepared according to the cost of sales method.

Scope of consolidation

The fully consolidated Group companies comprise all companies in which VOLKSWAGEN AG has a direct or indirect interest of over 50 % or which are under unified management control of the parent company. Apart from VOLKSWAGEN AG, this involves 29 German Group companies and 77 foreign Group companies.

In the reporting year the newly established Volkswagen Beteiligungs-Gesellschaft mbH, Wolfsburg, was included for the first time as a fully consolidated company. The shares of six fully consolidated companies and one joint venture company previously held by VOLKSWAGEN AG were transferred to the new company. Three previously non-consolidated foreign affiliates and two foreign affiliates previously valued on the basis of the proportionate stockholders' equity, of which one was renamed, are now fully consolidated. Four foreign companies have been formally removed from the scope of consolidation as a result of merger. Two previously fully consolidated companies in North America are now entered at acquisition cost after their operations were transferred to existing Group companies and the two companies subsequently entered into liquidation. The changes in the scope of consolidation result in no substantial changes to the asset, financial and earnings positions of the Volkswagen Group.

Two companies have been withdrawn from the category of companies within the Volkswagen Group which are valued on the basis of the proportionate stockholders' equity. They are now entered at acquisition cost. One of the two companies has entered into liquidation. A newly established affiliate has acquired the shares of a financial services company, both companies being valued at equity. Accordingly, six domestic and five foreign affiliates are now valued on the basis of the proportionate stockholders' equity.

17 German and 22 foreign affiliates are not consolidated. The companies in question are subsidiaries which are omitted under the provisions of § 296 subsection 2 of the German Commercial Code.

Six joint ventures in Germany and 19 abroad are included in the consolidated financial statements on the basis of the proportionate stockholders' equity. A further six joint ventures are valued at acquisition cost.

26 German and eight foreign companies in which participations are held and on which VOLKSWAGEN AG or other Group companies exert a significant influence are included in the consolidated financial statements as associated companies.

A list detailing all interests held by the Volkswagen Group is deposited in the Wolfsburg register of companies under HRB 215. It can also be obtained direct from VOLKSWAGEN AG.*

Consolidation principles

The assets and liabilities of the German and foreign companies included in the consolidated financial statements are shown in accordance with the uniform accounting and valuation methods used within the Volkswagen Group. In the case of the associated companies, their own accounts and valuations are used as the basis for determining the proportionate stockholders' equity, except in cases where the figures for foreign Group companies have to be adjusted to bring them into line with German accounting regulations.

Capital consolidation for the companies included in the consolidated financial statements for the first time and determination of figures for associated companies are carried out at the time of acquisition on the basis of the revaluation method.

Differences arising from the acquisition of shares in consolidated and associated companies are capitalized and written off over five years.

Receivables, liabilities, expenses and income arising between the individual consolidated companies are eliminated. Group inventories are adjusted to eliminate intra-Group profits and losses. In contrast to the previous year, interim balances on intra-Group sales of tangible fixed assets are no longer eliminated, as they were undertaken at market terms and their past effects were minor.

Consolidation operations affecting results are subject to apportionment of deferred taxes. Deferred tax liabilities in connection with consolidation operations are set off against the assets-side balance of deferred taxes from the individual companies' financial statements, although these last-mentioned deferred taxes are not shown in the balance sheets.

Otherwise, the methods of consolidation applied in the previous year were retained.

* The full address is given on page 88.

Translation of currencies

For the purpose of the consolidated financial statements, additions to tangible assets in the individual financial statements of foreign companies and the amounts brought forward in respect of companies consolidated for the first time are translated at the average rates for the months of acquisition. Depreciation and disposals are translated at middle rates weighted in line with the monthly additions (historical rates).

With the exception of loans, financial assets are translated at the rates applying on the date of acquisition and are carried forward on this basis. Loans are translated at the middle rate for the balance-sheet date.

Short-term leasing and rental assets, together with the related liabilities, are translated at the middle rate for the balance-sheet date.

In order to secure our foreign currency cash flows – principally from expected future sales, material purchases and credit transactions – against exchange rate and interest rate fluctuations, derivative financial instruments including forward foreign exchange and option transactions as well as interest rate transactions such as caps and forward rate agreements are deployed, mainly on a centralized basis by VOLKSWAGEN AG.

These transactions are valued on a strict imparity basis. Assets or liabilities backed by combined interest/currency swaps (cross currency interest swaps) are translated at contractually agreed rates.

The other assets and liabilities are translated at the middle rate for the balance-sheet date.

The change in currency translation differences which results from the exchange rate development in the current year is treated as having an effect on the result.

Average monthly rates are used for the most part in the statement of earnings. However, write-downs of financial assets are taken over on a historical basis. The depreciation of tangible assets which is included in cost of sales, selling and distribution expenses and general administration expenses is likewise translated at historical rates. The net earnings/losses of foreign subsidiaries are determined by translating the relevant amounts in local currency at the rate applying on the balance-sheet date, taking into account balance-sheet currency translation effecting results.

Accounting and valuation principles

The accounting and valuation methods used in the previous year have been retained, apart from the changes cited.

Intangible assets are shown at acquisition cost and written down over 3 years as regular straight-line depreciation. In contrast, newly acquired goodwill is written off over five years, starting in the year of acquisition.

Tangible assets and **leasing and rental assets** are valued at acquisition or manufacturing cost minus depreciation. Investment subsidies are always deducted. Manufacturing cost is determined on the basis of the directly attributable cost of materials and labour cost as well as proportionate material overheads and production overheads including depreciation. Administration expenses are not taken into account.

The regular depreciation is based mainly on the following useful lives:

Buildings 25–50 years
Buildings and site utilities 10–18 years
Technical equipment and machinery 5–8 years
Power generators 14 years
Factory and office equipment including special tools, jigs and fixtures 3–8 years

To the extent permissible for tax purposes, Group companies in Germany charge regular depreciation on movable assets using the declining-balance method with a scheduled changeover to the straight-line method at a later date, taking account of multi-shift operation. The straight-line method is applied to assets on which special depreciation is charged.

For the first time, for the purposes of simplification, depreciation on additions to movable assets in Germany during the first half of the year is based on the full annual rate and depreciation on additions during the second half of the year is based on half the annual rate. This change of method had a negative effect on the Group result amounting to 874 million DM in 1997. The valuation in the Group financial statements follows the valuation in the individual financial statements.

Differences between the values required under commercial law and those permitted under tax law are shown on the stockholders' equity and liabilities side of the balance sheet under the special items with an equity portion.

Holdings in affiliated and associated companies – if not valued on the basis of the equity method – and other **participations** are shown at acquisition cost or the lower applicable value.

Long-term financial investments are shown at acquisition cost or at the lower applicable value.

Interest-free and low-interest-bearing **loans** are stated at cash value; interest-bearing loans at the nominal value.

Within **inventories**, raw materials and supplies as well as merchandise are valued at average acquisition cost or the lower replacement cost.

In contrast to the previous year, work in progress and finished goods are stated at the minimum applicable value allowed by commercial law; that is to say, direct materials and labour minus value adjustments. This provides improved safeguards against risks on the selling and buying markets. This change of valuation had a negative effect on the Group result amounting to 976 million DM in 1997.

Provision is made for all discernible storage and inventory risks by way of adequate value adjustments.

Receivables and other assets are stated at the nominal amount. Provision is made for discernible individual risks and general credit risks by way of appropriate value adjustments. In contrast to the principle applied in the financial statements of VOLKSWAGEN AG, receivables in foreign currencies are valued at the middle rates applying on the balance-sheet date or the rates agreed in respect of these receivables.

Acquired foreign exchange and interest option rights are stated at acquisition cost or at lower market values up to their due date. **Securities** classified as current assets are stated at acquisition cost or at the lower applicable value on the balance-sheet date, unless the retention of lower values from previous years is permissible.

Provisions for pensions and similar obligations are based on actuarial computation and the going-value method in accordance with § 6a of the Income Tax Act for German companies, and on comparable principles for foreign companies.

In order to establish more effective provision for the future financial burden arising from pension payments, an interest rate of 5 % – in contrast to the principle applied in the financial statements of VOLKSWAGEN AG – is applied. Provisions for long-service gratuities in Germany are discounted at 5.5 %, taking account of regulations governing valuation for tax purposes.

The **provisions** for warranty obligations are based on historical and estimated loss in relation to vehicles sold.

Allowance is made, on the basis of reasonable commercial judgement, for discernible risks and uncertain liabilities by way of adequate allocations to provisions. The provisions cover all risks arising from future claims.

For the valuation of forward foreign exchange transactions, the agreed rate for the transaction is compared against the corresponding forward rate on the same due date as of the balance-sheet date. Provision is made for any unrealized losses arising therefrom. Positive differences (book profits) are not taken into account. Profits and losses are not set off.

To determine possible risks arising from forward rate agreements (interest rate hedging transactions), the contractually stipulated interest rate is compared against the agreed market reference rate (e.g. LIBOR). Provision is made for the cost to us of any compensation obligations deriving therefrom. Any claims for compensation in our favour are not entered.

Liabilities are shown at the amount at which they must be repaid or the amount required for fulfillment of the obligation in question. In contrast to the principle applied in the financial statements of VOLKSWAGEN AG, liabilities in foreign currencies are valued at the middle rates applying on the balance-sheet date or the rates agreed in respect of these liabilities.

The figures given for **contingent liabilities** correspond to the extent of the liability.

In the statement of earnings, expenses are allocated to the fields of production, selling/distribution and general administration on the basis of cost-accounting rules.

Cost of sales comprises all expenses relating to production and material procurement, all expenses relating to merchandise, research and development costs and expenses in connection with warranties and product liability. The difference between full cost and the lower limit for tax balance sheet entry in valuation of inventories is also stated here.

Selling and distribution expenses comprise labour cost and cost of materials for our selling and distribution departments as well as costs in connection with freight, advertising, sales promotion, market research and service.

General administration expenses comprise the labour cost and cost of materials for the administration departments.

Other taxes totalling 406 million DM (1996: 371 million DM) are allocated to the individual functional areas.

(1) Fixed assets

A breakdown of the fixed-asset items condensed in the balance sheet and their development during the year under report can be found on pages 76 and 77.

The book value of the Volkswagen Group's fixed assets, totalling 39,515 million DM, comprises intangible, tangible, financial and leasing and rental assets.

Additions to fixed assets were as follows:

million DM	1997	1996
Intangible assets	76	74
Tangible assets	8,147	7,255
Financial assets	1,620	1,413
	9,843	**8,742**
Leasing and rental assets	7,734	7,639
	17,577	**16,381**

The additions to fixed assets also include the amounts brought forward in respect of companies consolidated for the first time.

Increases in value of associated companies valued on the basis of the proportionate stockholders' equity are shown in the Additions column.

Extraordinary depreciation was charged as follows:

million DM	1997	1996
Tangible assets	19	131
Holdings in affiliated and associated companies and other participations	63	108
Long-term financial investments and loans	32	23
	114	**262**

Extraordinary depreciation on tangible assets was charged for the most part on decommissioned production facilities. In the case of financial assets, the lasting depletion of the proportionate net worth of one associated company and of one joint venture company were the principal factors necessitating adjustment of the book values of the relevant holdings.

Development of Fixed Assets of the Volkswagen Group – million DM –

Gross Book Values

	Acquisition or manufacturing cost Jan. 1, 1997	Amounts brought forward in respect of companies consolidated for the first time	Additions	Transfers	Disposals	Acquisition or manufacturing cost Dec. 31, 1997
Intangible Assets						
Concessions, industrial and similar rights and licences in such rights	818	11	66	30	183	742
Goodwill	5	–	–	–	5	–
Payments on account	67	–	2	– 22	7	40
	890	**11**	**68**	**8**	**195**	**782**
Tangible Assets						
Land, land rights and buildings incl. buildings on land owned by others	17,627	93	465	230	130	18,285
Technical equipment and machinery	26,662	12	1,928	1,168	938	28,832
Other equipment and factory and office equipment	26,348	5	3,317	1,061	1,286	29,445
Payments on account and construction in progress	3,074	8	2,337	– 2,476	67	2,876
	73,711	**118**	**8,047**	**– 17**	**2,421**	**79,438**
Financial Assets						
Holdings in affiliated companies	135	–	68	–	50	153
Loans to affiliated companies	10	–	20	–	10	20
Holdings in associated companies	1,858	–	573	0	17	2,414
Participations	235	0	2	0	111	126
Loans to associated companies and companies linked through participation	1	–	–	–	1	0
Long-term financial investments	1,369	1	757	–	535	1,592
Other loans	501	0	185	–	183[1]	503
Other financial assets	88	–	14	–	1	101
	4,197	**1**	**1,619**	**–**	**908**	**4,909**
	78,798	**130**	**9,734**	**– 9**	**3,524**	**85,129**
Leasing and Rental Assets	**18,635**	**–**	**7,734**	**9**	**5,161[2]**	**21,217**

[1] Including exchange rate differences in the amount of – 9 million DM.
[2] Including exchange rate differences in the amount of – 822 million DM.
[3] Including exchange rate differences in the amount of 236 million DM.

Value Adjustments

Accumulated depreciation Jan. 1, 1997	Amounts brought forward in respect of companies consolidated for the first time	Depreciation current year	Transfers	Disposals	Write-ups	Accumulated depreciation Dec. 31, 1997	Book values Dec. 31, 1997	Book values Dec. 31, 1996
730	3	50	1	151	–	633	109	88
1	–	–	–	1	–	–	–	4
39	–	0	– 1	–	–	38	2	28
770	**3**	**50**	**0**	**152**	**–**	**671**	**111**	**120**
9,137	12	598	0	59	7	9,681	8,604	8,490
22,396	3	2,624	8	912	–	24,119	4,713	4,266
21,462	2	2,725	– 8	1,221	–	22,960	6,485	4,886
85	–	1	0	2	–	84	2,792	2,989
53,080	**17**	**5,948**	**0**	**2,194**	**7**	**56,844**	**22,594**	**20,631**
1	–	4	–	0	–	5	148	134
–	–	–	–	–	–	–	20	10
581	–	59	–	0	–	640	1,774	1,277
213	0	–	–	101	–	112	14	22
0	–	–	–	–	0	0	0	1
15	0	17	–	0	–	32	1,560	1,354
78	–	15	–	4	11	78	425	423
35	–	1	–	–	–	36	65	53
923	**0**	**96**	**–**	**105**	**11**	**903**	**4,006**	**3,274**
54,773	**20**	**6,094**	**0**	**2,451**	**18**	**58,418**	**26,711**	**24,025**
6,517	**–**	**4,982**	**0**	**3,086**[3]	**–**	**8,413**	**12,804**	**12,118**
							39,515	**36,143**

(2) Inventories

million DM	Dec.31,1997	Dec.31,1996
Raw materials and supplies	2,485	2,220
Work in progress	2,111	2,178
Finished goods and merchandise	6,217	5,956
Payments on account	14	14
	10,827	**10,368**

(3) Receivables and other assets

million DM	Dec.31,1997	Dec.31,1996
Trade receivables	5,191	4,976
– of which amounts due in more than one year	(3)	(4)
Receivables from affiliated companies	476	329
– of which trade receivables	(287)	(184)
– of which amounts due in more than one year	(45)	(28)
Receivables from companies in which participations are held	329	1,377
– of which trade receivables	(161)	(265)
– of which amounts due in more than one year	(–)	(17)
Other assets	28,619	24,523
– of which amounts due in more than one year	(11,305)	(8,043)
	34,615	**31,205**

Significant items of "other assets" are the receivables relating to financing and leasing operations.

(4) Securities

million DM	Dec.31,1997	Dec.31,1996
Treasury stock	5	5
Other securities	3,875	3,494
	3,880	**3,499**

VOLKSWAGEN AG holds treasury stock in the form of 76,476 shares, comprising 76,467 ordinary shares and nine preferred shares with a total nominal value of DM 3,823,800; this corresponds to 0.2 % of the subscribed capital. The ordinary shares were acquired in 1971 in connection with a conversion offer to Audi stockholders on the occasion of a capital increase. The preferred shares represent the residual stock in connection with the issue of 16,130 shares with a value of DM 50 each – giving a total nominal value of DM 806,500 (= 0.04 % of the subscribed capital) – to employees in October 1997. The issue price was DM 915.30 per share. The selling price for 15,439 shares to employees was fixed at DM 615.30 per share, the difference being debited to the result for the year. A further 682 shares have been issued to employees of subsidiaries at the original issue price.

In addition, 1,123 preferred shares were acquired on the stock market at a price of DM 811.25 per share and sold on to entitled employees at a purchase price of DM 615.30.

The difference was treated as expenditure. Of the eight preferred shares held at December 31,1996 stemming from the capital increase in 1996, four shares were sold to an employee at the original price of DM 286.00 per share. The remaining four shares were sold on the stock market. At an average price of DM 1,037.52 per share, the sale brought a profit, which was taken.

The reserve required by law for treasury stock exists in the amount of the relevant balance-sheet value.

"Other securities" relate primarily to readily cash-convertible capital-market papers held by various Group companies.

(5) Prepaid and deferred charges

This item comprises for the most part those amounts not yet dissolved and charged to interest expenses in respect of contra items to the transfers to the capital reserve made in connection with the issue of warrants with low-interest bonds. The amount in question here is DM 57 million (1996: DM 74 million).

(6) Subscribed capital

Following the capital increases effected in the fiscal year – utilizing part of the existing potential capital stock and authorized capital stock – through the issue to employees of 16,130 non-voting preferred shares at a price of DM 50 per share, with a total value of DM 806,500, and through the issue of 3 million ordinary shares at a price of DM 50 per share, with a total value of DM 150 million, and of 976,871 non-voting preferred shares at a price of DM 50 per share, with a total value of DM 48,843,550, and 147,135 ordinary shares at a price of DM 50 per share, with a total value of DM 7,356,750 through the exercising of options, the subscribed capital now amounts to DM 2,032 million. Of the subscribed capital, DM 112.5 million of the capital increase of DM 150 million has not yet been called-up. The subscribed capital is composed of 30,896,132 ordinary bearer shares with nominal value of DM 50 and 9,738,415 non-voting preferred shares with nominal value of DM 50. In addition, there is an authorized capital stock of DM 150 million and a second authorized capital stock of DM 93 million – each expiring on May 31, 2000 – for the issue of preferred shares to employees.

A potential capital stock of DM 53 million can be utilized in full by August 1, 2001 by the holders of the warrants attaching to the option bond issued in 1986. Of the 30,000 warrants for the purchase of one share, the 30,000 warrants for the purchase of seven shares, and the 12,000 warrants for the purchase of 80 shares (together with 1,200,000 options for the purchase of one share at DM 50.00 per share), a total of 147,135 option rights had been exercised by December 31, 1997. The warrants still in circulation entail option rights for the purchase of 1,052,865 shares. A further potential capital stock can be utilized up to a total of DM 37 million (736,925 preferred shares) by October 27, 1998 by the holders of the 363,062 warrants attaching to the option bonds issued in 1988. There is an additional potential capital stock of DM 200 million arising from the issue of up to 4 million ordinary and/or preferred shares. This potential capital increase will only be carried out to the extent that the holders of the option bonds and convertible bonds to be issued up to May 31, 2000, with a nominal value of up to DM 1.5 billion, exercise their subscription rights.

(7) Capital reserve

The capital reserve exclusively comprises premiums on capital increases and the issue of option bonds. A total of DM 239 million was transferred to the capital reserve in 1997 in connection with the increase in subscribed capital of VOLKSWAGEN AG through the exercising of options and the issue of shares to employees.

(8) Revenue reserves

million DM	Dec.31,1997	Dec.31,1996
Legal reserve	60	60
Reserve for treasury stock	5	5
Other revenue reserves	5,170	4,313
	5,235	**4,378**

A total of DM 483 million was transferred from the net earnings of the parent company to the "Other revenue reserves" in accordance with § 58 subsection 2 of the German Corporation Act.

(9) Special items with an equity portion

million DM	Dec.31,1997	Dec.31,1996
Reserves for tax purposes	39	38
Depreciation for tax purposes	1,122	1,336
	1,161	**1,374**

The Volkswagen Group has reserves in accordance with § 6 b of the Income Tax Act/Section 35 of the Income Tax Guidelines. Depreciation for tax purposes comprises value adjustments in accordance with § 4 of the Development Area Act, § 3 subsection 2 of the Border Area Promotion Act, § 6 b of the Income Tax Act/Section 35 of the Income Tax Guidelines, § 7 d of the Income Tax Act, § 14 of the Berlin Promotion Act, § 82 d of the Income Tax Directive, § 82 a of the Income Tax Directive and § 80 of the Income Tax Directive. The European Union authorization required in accordance with the "Community Framework for State Aid to the Motor Industry" for special depreciation under § 4 of the Development Area Act has not yet been granted.

Two foreign companies have created special items with an equity portion on the basis of corresponding regulations.

(10) Special item for investment subsidies

The special item for investment subsidies, amounting to DM 9 million (1996: DM 11 million) stems from the financial statements of two foreign companies.

(11) Provisions

million DM	Dec.31,1997	Dec.31,1996
Provisions for pensions and similar obligations	14,578	13,651
Provisions in respect of taxes	2,619	2,188
Other provisions	20,226	20,187
	37,423	**36,026**
of which		
short-term	14,913	13,988
medium-term	9,795	10,460
long-term	12,715	11,578

In accordance with § 249 subsection 2 of the Commercial Code, provisions for expenses which are non-deductible for tax purposes have once again been created in the consolidated financial statements in respect of various Group companies to make allowance for specific financial burdens which have already been occasioned, among other things in connection with model changes and ongoing restructuring measures. This adjustment of provisions led to reduced expenses in 1997. Without these measures, pre-tax earnings would have been 10 % lower (1996: 3 % higher).

"Other provisions" includes warranty provisions (DM 6.0 billion), personnel provisions (DM 4.1 billion for early retirement, long-service awards and other workforce-related costs), provisions for selling and distribution expenses (DM 2.4 billion), and provisions for legal risks and court costs (DM 1.5 billion).

(12) Liabilities

million DM	Payable within up to 1 year	Payable within over 5 years	Dec.31,1997	Dec.31,1996	Payable within up to 1 year
Bonds	1,212	1,000	4,338	3,966	368
– of which convertible	(605)	(–)	(1,590)	(947)	(–)
Liabilities to banks	15,630	407	21,209	20,253	14,892
Payments on account received	1,079	–	1,080	969	969
Trade payables	7,555	2	7,651	6,990	6,862
Notes payable	27	–	348	636	633
Amounts payable to affiliated companies	147	–	147	104	104
Amounts payable to companies in which participations are held	244	–	244	630	630
Other liabilities	8,833	626	11,966	8,448	5,674
– of which taxes	(1,125)	(–)	(1,129)	(732)	(727)
– of which in respect of social security	(577)	(0)	(578)	(507)	(507)
	34,727	**2,035**	**46,983**	**41,996**	**30,132**

The liabilities in the amount of DM 32,758 million (1996: DM 29,641 million) bear interest.

Of the liabilities shown in the consolidated balance sheet, a total of DM 1,260 million (1996: DM 1,538 million) is secured, for the most part, through charges on real estate. In the case of supply of goods, the usual retention of title exists.

(13) Deferred income

The deferred income in the amount of DM 2,910 million (1996: DM 3,226 million) mainly comprises values arising from the forfaiting of future leasing instalments.

Contingencies and commitments

million DM	Dec.31,1997	Dec.31,1996
Contingent liabilities with respect to notes	1,217	269
Contingent liabilities with respect to guarantees	222	232
Contingent liabilities with respect to warranties	753	1,044
Pledges on company assets to secure another party's liabilities	32	11
	2,224	**1,556**

The trust assets and liabilities not included in the consolidated balance sheet in respect of the savings associations and trust companies belonging to the South American subsidiaries amount to DM 2,994 million (1996: DM 2,376 million).

Other financial obligations

million DM	Dec.31,1997	Dec.31,1996
Obligations in respect of capital contributions	227	250
Annual obligations in respect of long-term leasing and rental contracts	691	579

Financial obligations totalling DM 227 million in respect of capital contributions exist in 1998 in relation to our joint project with Ford in Portugal and our commitments in Israel.

The other financial obligations in respect of leasing and rental contracts include payment obligations towards one leasing company in the form of future leasing instalments on the basis of average terms; these obligations amount to DM 302 million for 1998 and are matched by corresponding claims on customers.

Obligations towards third parties may arise from the demerger of the Autolatina companies, matched by claims on the former co-shareholder in the same amount.

The obligations in respect of capital investment projects have remained at the usual level.

(14) Sales

	1997 million DM	1997 Share %	1996 million DM	1996 Share %
Germany	39,191	34.6	36,419	36.4
Europe (excl. Germany)	44,139	39.0	37,724	37.7
North America	11,617	10.3	7,720	7.7
South America	12,152	10.7	12,036	12.0
Africa	1,731	1.5	1,693	1.7
Asia Pacific	4,415	3.9	4,531	4.5
Total	**113,245**	**100.0**	**100,123**	**100.0**
of which				
Volkswagen vehicles	49,399	43.6	45,657	45.6
Audi vehicles	21,401	18.9	18,008	18.0
Seat vehicles	6,164	5.4	4,878	4.9
Škoda vehicles	4,005	3.5	2,575	2.6
Commercial vehicles	9,427	8.3	7,887	7.9
Spares	7,527	6.6	6,993	7.0
Leasing and rental business	10,084	8.9	9,029	9.0
Other sales	5,238	4.8	5,096	5.0

In accordance with the overall commercial operations and organization of the Volkswagen Group, sales from Mexico are included in the North America region, and no longer together with Latin America. The previous year's figure has been adjusted.

(15) Other operating income

million DM	1997	1996
Other operating income	6,694	7,487
– of which income from elimination of special items with an equity portion	(294)	(627)

Apart from income from elimination of special items with an equity portion, other operating income resulted from the elimination of provisions (DM 1.9 billion) and from exchange rate changes in respect of supplies and services (DM 0.7 billion). Also included are profits from asset disposals and write-ups (DM 0.5 billion) and income from the elimination of value adjustments on receivables (DM 0.2 billion).

(16) Other operating expenses

million DM	1997	1996
Other operating expenses	5,404	5,760
– of which transfers to special items with an equity portion	(81)	(350)

In addition to transfers to the special items with an equity portion, other operating expenses include in particular expenses from exchange rate changes in respect of supplies and services, including valuation of our forward currency transactions on a strict imparity basis (DM 1.8 billion), depreciation of current assets (DM 0.8 billion), and expenses for various risks. Depreciation for tax purposes was charged in the amount of DM 73 million (1996: DM 341 million), solely in respect of fixed assets.

(17) Results from participations

million DM	1997	1996
Income from participations	598	517
– of which from affiliated companies	(14)	(7)
– of which from associated companies	(81)	(64)
– of which from valuation of holdings in associated companies	(503)	(445)
Income from profit assumption agreements	1	3
Expenses from holdings in associated companies	79	2
Expenses from loss assumptions	11	9
	509	**509**

(18) Interest results

million DM	1997	1996
Income from other securities and long-term loans	99	122
Other interest and similar income	4,253	3,533
– of which from affiliated companies	(6)	(7)
Interest and similar expenses	2,772	2,446
– of which to affiliated companies	(6)	(4)
	1,580	**1,209**

(19) Net earnings

The difference between the net earnings and the net earnings available for distribution has been absorbed in the consolidated revenue reserves. The consolidated net earnings available for distribution consequently correspond to the parent company's net earnings available for distribution.

The net earnings have been influenced by expenses attributable to other fiscal years amounting to DM 602 million (1996: DM 767 million) and income not relating to the period under report totalling DM 2,131 million (1996: DM 1,841 million). Of the out-of-period income, DM 1,921 million relates to the elimination of provisions.

The net earnings of the Volkswagen Group have been increased as a result of tax-related measures. These mainly involve the necessary elimination of special items in accordance with § 3 subsection 2 of the Border Area Promotion Act and § 4 of the Development Area Act, which were matched by special depreciation in accordance with § 4 of the Development Area Act. Without these measures profits of the Volkswagen Group would have been 7 % less (1996: approximately one fifth less). In 1998 the scheduled liquidation of the special items is expected to have a positive effect on net earnings in the amount of some DM 68 million.

Changes in valuations have reduced earnings by DM 1,850 million.

Net earnings include minority interests in profit totalling DM 25 million (1996: DM 19 million) and minority shares in losses totalling DM 3 million (1996: none).

Total expenses for the period

million DM	1997	1996
Cost of material		
Raw materials and supplies, purchased goods and purchased services	**68,184**	**61,536**
Labour cost		
Wages and salaries	15,707	15,040
Social insurance, pension costs and benefits	4,979	5,668
– of which in respect of pensions	(1,557)	(2,631)
	20,686	**20,708**

Other Particulars

Average number of employees during the year

	1997	1996
Performance-linked wage-earners	138,646	127,392
Time-rate wage-earners	49,714	50,590
Salaried staff	61,833	58,796
	250,193	**236,778**
Apprentices	5,939	5,992
	256,132	**242,770**
Not fully consolidated vehicle-producing holdings	18,443	17,734*
	274,575	**260,504**

* 1996 including 87 apprentices.

The members of the Board of Management and the Supervisory Board, together with changes in the membership of these bodies, are listed on pages 8 and 9 of this Annual Report.

The remuneration of the members of the Board of Management for the fiscal year 1997 in respect of the Volkswagen Group totalled DM 15,592,423.

Retired members of the Board of Management and their surviving dependants received DM 24,720,313. Pension payments to this group of people are covered by provisions amounting to DM 137,258,961.

The remuneration of the members of the Supervisory Board amounted to DM 958,000.

Loans totalling DM 311,000 have been granted to members of the Supervisory Board (amount redeemed in 1997: DM 68,400). The loans have an interest rate of 4 % and an agreed term of 12.5 years.

Wolfsburg, March 9, 1998

VOLKSWAGEN AKTIENGESELLSCHAFT
The Board of Management

Independent auditors' report

"The consolidated financial statements, which we have audited in accordance with professional standards, comply with the German legal provisions. With due regard to the generally accepted accounting principles, the consolidated financial statements give a true and fair view of the Group's assets, liabilities, financial position and profit or loss. The Group management report is consistent with the consolidated financial statements."

Hanover, March 9, 1998

C&L Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Eichner	Dr. Heine
Wirtschaftsprüfer	Wirtschaftsprüfer

	1988	1989	1990	1991	1992
Sales (million DM)	59,221	65,352	68,061	76,315	85,403
Change on previous year in %	8	10	4	12	12
Domestic	22,653	23,682	26,929	36,360	39,508
Abroad	36,568	41,670	41,132	39,955	45,895
Export of domestic Group companies	24,395	27,601	28,323	28,093	33,884
Net contribution of foreign Group companies	15,961	18,256	18,242	18,809	15,412
Vehicle Sales (thousand units)[1]	2,854	2,941	3,030	3,237	3,433
Change on previous year in %	3	3	3	7	6
Domestic	848	849	945	1,264	1,211
Abroad	2,006	2,092	2,085	1,973	2,222
Production (thousand units)[1]	2,848	2,948	3,058	3,238	3,500
Change on previous year in %	3	4	4	6	8
Domestic	1,694	1,783	1,816	1,814	1,929
Abroad	1,154	1,165	1,242	1,424	1,571
Cost of Materials (million DM)	32,888	37,533	40,469	47,039	54,817
Change on previous year in %	5	14	8	16	17
As % of sales	56	57	59	62	64
Workforce (thousand employees)[1][2]	252	251	261	277	273
Change on previous year in %	– 3	– 1	4	6	– 1
Domestic	165	161	166	167	164
Abroad	87	90	95	110	109
Labour Cost (million DM)	15,144	16,107	17,056	18,872	20,753
Change on previous year in %	0	6	6	11	10
As % of sales	26	25	25	25	24
Capital Investments (million DM)[3]	4,251	5,606	5,372	9,910	9,254
Change on previous year in %	– 7	32	– 4	84	– 7
Domestic	3,546	4,477	3,016	6,311	4,853
Abroad	705	1,129	2,356	3,599	4,401
Additions to Leasing and Rental Assets (million DM)	3,447	4,069	4,419	4,961	6,139
Change on previous year in %	4	18	9	12	24
Cash flow (million DM)[4]	5,018	5,412	5,701	7,133	7,004
Change on previous year in %	3	8	5	25	– 2
Result after Taxes (million DM)	780	1,038	1,086	1,114	147
Dividend of VOLKSWAGEN AG (million DM)	306	336	369	369	66
Ordinary shares (million DM)	240	264	297	297	54
Preferred shares (million DM)	66	72	72	72	12

[1] The volume data of the not fully consolidated vehicle-producing holdings AUTOEUROPA, Shanghai-Volkswagen, FAW-Volkswagen and Chinchun Motor have been included as from 1995.
[2] Workforce (excluding apprentices) as average over year; as from 1995 including apprentices as average over year.
[3] Investments in intangible assets, tangible fixed assets and financial assets.
[4] Cash flow excluding depreciation/write-up of leasing and rental assets (since 1994 determined on the basis of the recommendations of the Schmalenbach Society).

1993	1994	1995	1996	1997	
76,586	80,041	88,119	100,123	113,245	**Sales** (million DM)
– 10	5	10	14	13	Change on previous year in %
34,326	32,907	34,504	36,419	39,191	Domestic
42,260	47,134	53,615	63,704	74,054	Abroad
26,797	27,090	32,038	37,624	43,580	Export of domestic Group companies
23,104	26,944	30,311	36,199	42,377	Net contribution of foreign Group companies
2,962	3,108	3,607	3,994	4,250	**Vehicle Sales** (thousand units)[1]
– 14	5	x	11	6	Change on previous year in %
914	901	937	958	993	Domestic
2,048	2,207	2,670	3,036	3,257	Abroad
3,019	3,042	3,595	3,977	4,291	**Production** (thousand units)[1]
– 14	1	x	11	8	Change on previous year in %
1,411	1,425	1,526	1,591	1,619	Domestic
1,608	1,617	2,069	2,386	2,672	Abroad
47,530	48,230	52,166	61,536	68,184	**Cost of Materials** (million DM)
– 13	2	8	18	11	Change on previous year in %
62	60	59	61	60	As % of sales
253	238	257	261	275	**Workforce** (thousand employees)[1][2]
– 7	– 6	x	1	5	Change on previous year in %
150	141	143	139	144	Domestic
103	97	114	122	131	Abroad
18,887	18,364	19,005	20,708	20,686	**Labour Cost** (million DM)
– 9	– 3	3	9	– 0	Change on previous year in %
25	23	22	21	18	As % of sales
4,840	5,651	6,863	8,742	9,843	**Capital Investments** (million DM)[3]
– 48	17	21	27	13	Change on previous year in %
2,675	3,899	4,053	6,098	7,048	Domestic
2,165	1,752	2,810	2,644	2,795	Abroad
5,438	5,781	7,278	7,639	7,734	**Additions to Leasing and Rental Assets** (million DM)
– 11	6	26	5	1	Change on previous year in %
3,636	8,819	6,922	7,047	7,199	**Cash flow** (million DM)[4]
– 48	x	– 22	2	2	Change on previous year in %
– 1,940	150	336	678	1,361	**Result after Taxes** (million DM)
67	107	207	315	483	**Dividend of VOLKSWAGEN AG** (million DM)
54	81	162	250	369	Ordinary shares (million DM)
13	26	45	65	114	Preferred shares (million DM)

Balance-Sheet Structure (million DM) December 31	1988	1989	1990	1991	1992	1993
Assets						
Intangible assets	76	134	261	372	631	646
Tangible assets	13,836	15,493	16,826	21,126	24,050	23,067
Financial assets	1,304	1,621	1,418	2,655	2,747	1,823
Leasing and rental assets	5,427	5,561	5,834	6,293	7,393	7,517
Fixed Assets	20,643	22,809	24,339	30,446	34,821	33,053
Inventories	6,506	7,301	8,703	9,049	9,736	11,026
Receivables and other assets	11,848	14,472	15,065	19,011	21,394	22,943
Securities	488	2,360	2,764	2,329	1,497	1,119
Liquid funds	10,809	9,929	11,842	9,255	7,836	11,157
Current Assets	29,651	34,062	38,374	39,644	40,463	46,245
Total Assets	50,294	56,871	62,713	70,090	75,284	79,298
Stockholders' Equity and Liabilities						
Subscribed capital	1,500	1,500	1,650	1,656	1,664	1,671
Reserves of the Group	9,040	9,667	11,491	12,098	11,800	9,521
Minority interest	405	439	145	164	859	905
Net earnings available for distribution	308	339	374	373	71	71
Minority interest in result after taxes	42	54	33	12	68	98
Special items with an equity portion	2,452	2,925	2,882	3,823	3,659	3,191
Special item for investment subsidies	9	12	13	19	18	23
Stockholders' Equity	13,756	14,936	16,588	18,145	18,139	15,480
Provisions for pensions	6,314	6,652	7,283	8,089	9,113	9,553
Provisions for taxes	1,358	2,001	1,828	2,032	1,773	1,784
Other provisions	9,418	10,454	10,680	10,161	11,323	14,575
Provisions	17,090	19,107	19,791	20,282	22,209	25,912
Liabilities payable within more than 5 years	1,929	1,934	1,840	3,813	4,557	4,289
1 to 5 years	2,121	3,289	3,339	3,900	6,222	8,707
up to 1 year	15,398	17,605	21,155	23,950	24,157	24,910
Liabilities	19,448	22,828	26,334	31,663	34,936	37,906
Outside Capital	36,538	41,935	46,125	51,945	57,145	63,818
Total Capital	50,294	56,871	62,713	70,090	75,284	79,298
Statement of Earnings (million DM) (Condensed) January-December						
Sales	59,221	65,352	68,061	76,315	85,403	76,586
Cost of sales	51,315	56,196	61,890	69,472	79,155	71,117
Selling and general administration expenses	6,321	7,151	7,308	7,599	7,977	8,278
Other operating income less other operating expenses	38	209	2,615	1,302	1,612	782
Financial results	513	773	914	1,239	719	391
Results from ordinary business activities	2,136	2,987	2,392	1,785	602	– 1,636
Taxes on income	1,356	1,949	1,306	671	455	304
Results after taxes	780	1,038	1,086	1,114	147	– 1,940

* 1997 reduced by uncalled outstanding capital contributions totalling 112.5 million DM.

1994	1995	1996	1997	Change 1997/96 in %	**Balance-Sheet Structure** (million DM) December 31
					Assets
101	91	120	111	– 8.1	Intangible assets
20,429	18,271	20,631	22,594	9.5	Tangible assets
2,608	3,198	3,274	4,006	22.4	Financial assets
8,234	10,297	12,118	12,804	5.7	Leasing and rental assets
31,372	31,857	36,143	39,515	9.3	**Fixed Assets**
9,246	9,392	10,368	10,827	4.4	Inventories
24,554	27,498	31,478	34,801	10.6	Receivables and other assets
2,595	2,156	3,499	3,880	10.9	Securities
13,317	13,174	13,080	12,613	– 3.6	Liquid funds
49,712	52,220	58,425	62,121	6.3	**Current Assets**
81,084	84,077	94,568	101,636	7.5	**Total Assets**
					Stockholders' Equity and Liabilities
1,674	1,714	1,825	1,919*	5.2	Subscribed capital
9,202	8,595	9,324	10,421	11.8	Reserves of the Group
733	490	449	301	– 32.9	Minority interest
111	209	318	487	53.1	Net earnings available for distribution
1	– 18	19	22	16.3	Minority interest in result after taxes
2,498	1,649	1,374	1,161	– 15.5	Special items with an equity portion
20	15	11	9	– 13.2	Special item for investment subsidies
14,239	12,654	13,320	14,320	7.5	**Stockholders' Equity**
10,160	11,531	13,651	14,578	6.8	Provisions for pensions
1,762	1,902	2,188	2,619	19.7	Provisions for taxes
16,476	18,309	20,187	20,226	0.2	Other provisions
28,398	31,742	36,026	37,423	3.9	**Provisions**
4,426	2,293	1,939	2,035	4.9	Liabilities payable within more than 5 years
9,271	11,782	11,991	12,108	1.0	1 to 5 years
24,750	25,606	31,292	35,750	14.2	up to 1 year
38,447	39,681	45,222	49,893	10.3	**Liabilities**
66,845	71,423	81,248	87,316	7.5	**Outside Capital**
81,084	84,077	94,568	101,636	7.5	**Total Capital**
					Statement of Earnings (million DM) (Condensed) January-December
80,041	88,119	100,123	113,245	13.1	Sales
72,720	80,699	90,504	100,926	11.5	Cost of sales
8,786	9,457	10,961	11,809	7.7	Selling and general administration expenses
1,315	2,152	1,727	1,290	– 25.3	Other operating income less other operating expenses
611	998	1,587	2,046	28.9	Financial results
461	1,113	1,972	3,846	95.1	Results from ordinary business activities
311	777	1,294	2,485	92.1	Taxes on income
150	336	678	1,361	x	Results after taxes

Scheduled dates:

Interim Report January to March 1998:	Beginning of May
1998 Annual Meeting of Stockholders:	June 4th
1998 Dividend Payment:	June 5th
Interim Report January to June 1998:	Beginning of August
Interim Report January to September 1998:	Beginning of November
1999 Annual Meeting of Stockholders:	June 2nd

Published by:

VOLKSWAGEN AG
Finanz-Analytik und -Publizität
Brieffach 1848-2
D-38436 Wolfsburg
Tel.: +49 5361 90
Fax: +49 5361 928282

The Annual Report for 1997 is
published in English and German.
Should you require further
information on the Report, please
contact the above office.
The German edition of the Report
will also be available from mid-April
on the Internet:
http://www.boersenforum.de

ISSN 0933-7504

858.809.441.20
Printed in Germany

The Annual Report is printed





